Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

among

GENERAL MILLS, INC.
(“Seller”)

B&G FOODS NORTH AMERICA, INC.
 (“Purchaser”)

and

B&G FOODS, INC.
(“Guarantor”)

Dated as of September 2, 2015

Relating to Seller’s Green Giant and Le Sueur Business

ARTICLE I
PURCHASE AND SALE OF TRANSFERRED ASSETS

1.01	Purchase and Sale	1
1.02	Transferred Assets	1
1.03	Excluded Assets	3
1.04	Assumed Liabilities	5
1.05	Retained Liabilities	6
1.06	Consents to Certain Assignments	7
1.07	Transferred Real Property Separation	8
1.08	Withholding	8
1.09	Retained Technology License	9

ARTICLE II
CLOSING AND DETERMINATION OF PURCHASE PRICE

2.01	Closing	10
2.02	Transactions To Be Effected at the Closing	11
2.03	Determination of Closing Inventory Amounts	12
2.04	Identification of Seller Parties and Purchaser Parties	13

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

3.01	Organization and Standing	13
3.02	Authority; Execution and Delivery; Enforceability	13
3.03	No Conflicts or Violations; No Consents or Approvals Required	14
3.04	Financial Information	15
3.05	Assets Other than Real Property and Intellectual Property	15
3.06	Real Property	16
3.07	Intellectual Property	17
3.08	Contracts	19
3.09	Permits	21
3.10	Taxes	21
3.11	Proceedings	23
3.12	Seller Benefit Plans; Employment Matters	23
3.13	Absence of Changes or Events	24
3.14	Compliance with Applicable Laws	25
3.15	Inventory	26
3.16	Customers and Suppliers; Consumer and Trade Programs	26
3.17	Manufacturing Relationships	27
3.18	Food Law Matters	27
3.19	Product Liability; Product Recall	29
3.20	Sufficiency of Assets	30
3.21	Brokerage	30

Green Giant Asset Purchase Agreement

i

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.01	Organization and Standing	30
4.02	Authority; Execution and Delivery; Enforceability	30
4.03	No Conflicts or Violations; No Consents or Approvals Required	31
4.04	Proceedings	32
4.05	Source of Funds; Solvency	32
4.06	Brokerage	33

ARTICLE V
INTERIM COVENANTS

5.01	Covenants Relating to Conduct of the Business	33
5.02	Access to Information	34
5.03	Confidentiality; Communications	35
5.04	Reasonable Best Efforts	35
5.05	Purchaser Financing	37
5.06	Real Estate Matters	39
5.07	Exclusivity	40

ARTICLE VI
MEXICO EMPLOYMENT MATTERS

6.01	Continuation of Employment; Employer Substitution	40
6.02	Continuation of Benefits	41
6.03	Severance	41
6.04	Certain Welfare Benefits Matters	42
6.05	Bonus Plan	42
6.06	Accrued Vacation	43
6.07	Liabilities	43
6.08	Collectively Bargained Employees	43
6.09	Administration; Employee Communications	43
6.10	No Third-Party Beneficiaries	44

ARTICLE VII
CONDITIONS TO CLOSING

7.01	Conditions to Each Party’s Obligation	44
7.02	Conditions to Obligation of Purchaser	44
7.03	Conditions to Obligation of Seller	45
7.04	Frustration of Closing Conditions	46

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION

8.01	Termination	46
8.02	Effect of Termination	48

ARTICLE IX
INDEMNIFICATION

9.01	Indemnification by Seller	49
9.02	Indemnification by Purchaser	49
9.03	Indemnification Procedures	50
9.04	Limitations on Indemnification	51
9.05	Calculation of Indemnity Payments	54
9.06	Effect of Materiality Qualifiers	55
9.07	Tax Treatment of Indemnification	55

ARTICLE X
TAX MATTERS

10.01	Allocation of Certain Taxes	55
10.02	Tax Matters	55
10.03	Transfer Taxes	56
10.04	Cooperation	57
10.05	Certain Elections	57

ARTICLE XI
ADDITIONAL AGREEMENTS

11.01	Publicity	58
11.02	No Use of Certain Names	58
11.03	Support Services	59
11.04	Post-Closing Information	59
11.05	Books and Records	59
11.06	Credit and Performance Support Obligations	60
11.07	Refunds and Remittances	60
11.08	Non-Competition and Non-Solicitation	61
11.09	Belvidere Equipment	63
11.10	Universal Product Codes	63
11.11	Return of Confidential Information	63
11.12	Financial Information Cooperation	63
11.13	Further Assurances	64
11.14	Post-Closing Confidentiality	64
11.15	Archival Copy of Data Room	64
11.16	Bulk Transfer Laws	64
11.17	Guarantee	64

ARTICLE XII
MISCELLANEOUS

12.01	Assignment	66
12.02	No Third-Party Beneficiaries	66
12.03	Expenses	67
12.04	Notices	67
12.05	Headings; Certain Definitions; Interpretation	68

12.06	Counterparts	73
12.07	Integrated Contract	74
12.08	Severability; Enforcement	74
12.09	Governing Law	74
12.10	Jurisdiction	74
12.11	Service of Process	75
12.12	Waiver of Jury Trial	75
12.13	Amendments	75
12.14	Specific Enforcement	75

EXHIBITS

Form of Intellectual Property License	A

Form of Transition Services Agreement	B

Form of General Transfer Instrument	C

Form of Mexican Transfer Instrument	D

Form of Canadian Transfer Instrument	E

Form of Intellectual Property Assignments	F

Form of Irapuato Deed	G

Form of Le Sueur Deed	H

Form of Employer Substitution Agreement	I

Form of Co-Manufacturing Agreement	J

GLOSSARY OF DEFINED TERMS

Definition	Section
Acquisition	1.01
affiliate	12.05(b)
Agreement	Preamble
Antitrust Failure	8.01(c)
Alternative Financing	5.05(b)
Alternative Financing Agreements	5.05(b)
Alternative Financing Commitment Letter	5.05(b)
Ancillary Agreements	3.02
Applicable Food Law	3.18
Applicable Law	3.03
Asset Allocation	10.02(b)
Assumed Liabilities	1.04
Base Consideration	1.01
Brands	Recitals
Business	12.05(b)
Business Documents	1.02(j)
Belvidere Equipment	11.09
Belvidere Facility	12.05(b)
business day	12.05(b)
Business Material Adverse Effect	12.05(b)
Canadian Inventory Target	12.05(b)
Canadian Closing Inventory Amount	2.03
Canadian Transfer Instrument	12.05(b)
Cap	9.04(a)
CBA	3.12(e)
CFCE	3.03
CFCE Approval	3.03
CFIA	12.05(b)
Claims	1.02(i)
Closing	2.01
Closing Date	2.01
Closing Inventory Amounts	2.03
Co-Manufacturing Agreement	12.05(b)
Competing Activities	11.08(a)
Competing Products	11.08(a)
Confidentiality Agreement	5.03
Consent	1.06(a)
Consumer Programs	3.16(e)
Contracts	1.02(h)
Debt Commitment Letter	4.05(a)
Deductible	9.04(a)
DOJ	5.04(b)
$12.05(b)
Effective Time	2.01
Employer Substitution Agreement	12.05(b)
Environmental Laws	3.14(b)
Equipment	1.02(c)
ERISA	12.05(b)
ERISA Affiliate	12.05(b)
Exchange Act	12.05(b)
Excluded Assets	1.03
Excluded Marks	1.03(i)
Excluded Taxes	3.10(a)
Existing Debt Facilities	4.05(a)
Exit Plan	11.09
Extraterritorial Business	11.08(a)
FDA	12.05(b)
Financing	4.05(a)
Financing Agreements	5.05(a)
Financing Sources	12.05(b)
Financing Failure	8.01(c)
Finished Goods Inventory	2.03
Food Authorities	3.18(a)
Foreign Antitrust Laws	3.03
Frozen Vegetables	11.08(a)
FTC	5.04(b)
General Transfer Instrument	12.05(b)
Governmental Entity	3.03
Guaranteed Obligations	11.17
Guarantor	Preamble
Green Giant Brand	Recitals
Hazardous Materials	12.05(b)
HSR Act	3.03
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Intellectual Property	12.05(b)
Intellectual Property Assignments	12.05(b)
Intellectual Property License	12.05(b)
Inventory Shortfall	12.05(b)
Inventory Surplus	12.05(b)
Inventory Target	12.05(b)
Inventory	1.02(b)
Irapuato Business Employee	6.01(a)
Irapuato Deed	12.05(b)
Irapuato Property	3.06(a)
IRS	9.07
Judgment	3.03
knowledge of Seller	12.05(b)
Le Sueur Brand	Recitals
Le Sueur Deed	12.05(b)

v

Definition	Section
Le Sueur Property	3.06(a)
Lenders	4.05(a)
LFCE	3.03
Liabilities	12.05(b)
Licensed UPCs	11.10
Liens	3.05(a)
Losses	9.01
Management Accounts	3.04
Material Contract	3.08(b)
Materiality Qualifier	12.05(b)
Mexican Inventory Target	12.05(b)
Mexican Closing Inventory Amount	2.03
Mexican Transfer Instrument	12.05(b)
Mini-Basket	9.04(a)
Multiemployer Plan	12.05(b)
New Lenders	4.05(a)
Other Contracts	1.02(h)
ordinary course of business	12.05(b)
Outside Date	12.05(b)
Permits	1.02(g)
Permitted Liens	12.05(b)
person	12.05(b)
Permitted Activities	11.08(a)
Post-Closing Tax Period	3.10(a)
Pre-Closing Tax Period	3.10(a)
Preliminary Allocation	10.02(a)
Proceeding	1.05(f)
Products	12.05(b)
Property Taxes	3.10(a)
Purchase Price	1.01
Purchaser	Preamble
Purchaser Disclosure Letter	Article IV
Purchaser Parties	Recitals
Purchaser Indemnitees	9.01
Purchaser Material Adverse Effect	4.01
Purchaser Related Party	12.05(b)
Purchaser Welfare Plans	6.04(a)
Qualified Crime	3.05(b)
Recall	3.19(a)
Registered Business Intellectual Property	3.07(a)
Release	12.05(b)
Remedial Action	9.04(f)
Restricted Period	11.08(a)
Restricted Territory	11.08(a)
Retained Liabilities	1.05
Retained Receivables	1.03(b)
Retained Licensed Technology	1.09(a)
Retained Technology License	1.09(a)
Revenue Code	3.10(a)
Reverse Termination Fee	8.01(c)
Seller	Preamble
Seller Parties	Recitals
Seller Benefit Plan	12.05(b)
Seller Disclosure Letter	Article III
Seller Indemnitees	9.02
Shelf Stable Vegetables	11.08(a)
Significant Customers	3.16(a)
Significant Suppliers	3.16(a)
Specified Representations	12.05(b)
Straddle Period	3.10(a)
subsidiary	12.05(b)
Surviving Provisions	8.02
Tax	3.10(a)
Tax Return	3.10(a)
Taxes	3.10(a)
Taxing Authority	3.10(a)
Theory of Liability	8.01(e)
Third Party Claim	9.03(a)
Trade Programs	3.16(f)
Trade Secrets	1.02(e)
Transfer Taxes	3.10(a)
Transferred Assets	1.02
Transferred Contracts	1.02(h)
Transferred Equipment	1.02(c)
Transferred Inventory	1.02(b)
Transferred Intellectual Property	1.02(d)
Transferred Intellectual Property/Technology	1.02(e)
Transferred Irapuato Employee	6.01(b)
Transferred Permits	1.02(g)
Transferred Real Property	1.02(a)
Transferred Technology	1.02(e)
Transition Services Agreement	11.03
U.S. Inventory Target	12.05(b)
U.S. Closing Inventory Amount	2.03
USDA	12.05(b)

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of September 2, 2015 (this “Agreement”), among General Mills, Inc., a Delaware corporation (“Seller”), B&G Foods North America, Inc., a Delaware corporation (“Purchaser”) and, solely for the purposes of Section 11.17 (and, to the extent relating thereto, Article XII), B&G Foods, Inc., a Delaware corporation (the “Guarantor”).

A.                                    Seller, directly or indirectly through certain of its direct and indirect affiliates (collectively, the “Seller Parties”), manufactures, markets, distributes and sells the Green Giant® brand (the “Green Giant Brand”) and the Le Sueur® brand (the “Le Sueur Brand” and, together with the Green Giant Brand, the “Brands”) of frozen and shelf stable vegetable products and unbranded individual quick freeze grain and pasta products.

B.                                    Seller wishes to sell, and cause the Seller Parties to sell, to Purchaser and certain of its designated direct and indirect subsidiaries (collectively, the “Purchaser Parties”), and Purchaser and the Purchaser Parties wish to purchase, from Seller and the Seller Parties, the Transferred Assets, upon the terms and subject to the conditions of this Agreement.  In addition, Purchaser has agreed to assume, and to cause the Purchaser Parties to assume, from Seller and the Seller Parties the Assumed Liabilities, upon the terms and subject to the conditions of this Agreement.

In consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF TRANSFERRED ASSETS

1.01                                           Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to, and agrees to cause the Seller Parties to, sell, transfer, assign and deliver to Purchaser and the Purchaser Parties, and Purchaser agrees to, and agrees to cause the Purchaser Parties to, purchase, acquire and accept from Seller and the Seller Parties, all of Seller’s and the Seller Parties’ right, title and interest in, to and under the Transferred Assets as of the Closing for (a) an aggregate cash purchase price equal to (i) $765,000,000 (the “Base Consideration”), plus (ii) the Inventory Surpluses, if any, and minus (iii) the Inventory Shortfalls, if any (such aggregate purchase price, the “Purchase Price”), payable as set forth in Section 2.02(b)(i), and (b) the assumption of the Assumed Liabilities.  The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition.”

1.02                                           Transferred Assets.  The term “Transferred Assets” means all of the following assets, properties, rights, contracts and claims of Seller or the Seller Parties as they exist at the time of the Closing, in each case other than the Excluded Assets:

(a)                                 (i) the Irapuato Property and (ii) the Le Sueur Property (collectively, the “Transferred Real Property”);

(b)                                 all raw materials, work in process, supplies, parts, spare-parts, labels, ingredients, packaging materials, semi-finished goods, finished goods and other inventories (“Inventory”) owned by Seller or any of the Seller Parties, wherever located, that are used (or held for use) exclusively in the operation or conduct of the Business (collectively, the “Transferred Inventory”);

(c)                                  all other tangible personal property (and interests therein), including all machinery, equipment, furniture, molds, dies, spare parts, furnishings, and vehicles (“Equipment”) owned by Seller or any of the Seller Parties that is (i) located at the Transferred Real Property and used (or held for use) in the operation or conduct of the Business or (ii) set forth in Section 1.02(c) of the Seller Disclosure Letter (collectively, the “Transferred Equipment”);

(d)                                 all trademarks, trademark registrations, trademark applications, service marks, trade names, patents, patent applications, industrial designs, industrial design applications, plant breeders’ rights applications, plant breeders’ rights registrations, copyrights, copyright registrations, and copyright applications and domain names (together with related user accounts and social networking pages related exclusively to the Business) set forth in Section 1.02(d) of the Seller Disclosure Letter, any name or mark derived from or including any of the foregoing and used (or held for use) exclusively in the operation or conduct of the Business, all rights to the foregoing and the goodwill associated exclusively therewith and (ii) all other Intellectual Property of the Seller Parties that is used (or held for use) exclusively in the operation or conduct of the Business (collectively, the “Transferred Intellectual Property”), subject to the Intellectual Property License;

(e)                                  all trade secrets, confidential information, plant variety protections, proprietary inventions, know-how, software, proprietary databases and compilations, specifications, formulae, processes, procedures, research records, records of inventions and test information (any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, pertaining to or deriving from the foregoing and all rights therein, collectively, “Trade Secrets”) in each case that are owned by Seller or any of the Seller Parties and that are used (or held for use) exclusively in the operation or conduct of the Business, including any such Trade Secrets (i) that comprise or relate to the plant seeds and biologic breeding material and inbred material used exclusively in the Business and (ii) deriving from or pertaining to the Business Documents (the “Transferred Technology”, together with the Transferred Intellectual Property, the “Transferred Intellectual Property/Technology”)), subject to the Intellectual Property License;

(f)                                   without limiting the generality of subsection (i) of this Section, but subject to the Intellectual Property License, all rights of action arising from the Transferred Intellectual Property/Technology, including all Claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and all present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach, along with all income, royalties and any other payments now and hereafter due and/or payable to Seller in respect of the foregoing;

(g)                                  permits, licenses, franchises, approvals, registrations or authorizations from any Governmental Entity (“Permits”) that are used (or held for use) exclusively in the operation or conduct of the Business at the Transferred Real Property to the extent such Permits are transferable (the “Transferred Permits”);

(h)                                 all written contracts, licenses, leases, subleases, indentures, agreements, commitments, purchase orders, statements of work and other similar instruments (“Contracts”) set forth in Section 1.02(h) of the Seller Disclosure Letter and all other written Contracts (“Other Contracts”) to which Seller or any of the Seller Parties is a party or by which Seller or any of the Seller Parties is bound that are used (or held for use) exclusively in, or that arise exclusively out of, the operation or conduct of the Business, provided that such Other Contracts have been entered into in the ordinary course of business (collectively, the “Transferred Contracts”);

(i)                                     all claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity (collectively, “Claims”), and all rights to assert Claims, to the extent arising out of, relating to or in respect of any Transferred Asset or any Assumed Liability, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Claims or rights (other than any such items arising under insurance policies);

(j)                                    to the extent transferable under Applicable Law, all books of account, general, financial and accounting records, files (including files related to the Transferred Intellectual Property/Technology and duplicates (but not originals, which are Excluded Assets) of personnel files), invoices, customers’ and suppliers’ lists, other distribution lists, billing records, sales and promotional literature (including marketing, advertising, promotional, sales and training materials), displays, manuals, and customer and supplier correspondence, owned by Seller or any of the Seller Parties that are used (or held for use) exclusively in, or that arise exclusively out of, the operation or conduct of the Business, except to the extent arising out of, relating to or in respect of the Excluded Assets or the Retained Liabilities and except to the extent not reasonably separable from Excluded Assets or any such materials relating to Retained Liabilities (collectively, the “Business Documents”);

(k)                                 all guarantees, warranties, indemnities and similar rights granted by an unaffiliated third party in favor of Seller or any Seller Party to the extent relating to any Transferred Asset after the Closing or any Assumed Liability;

(l)                                     all goodwill exclusively related to the Business; and

(m)                             all prepaid expenses that are used (or held for use) exclusively in, or that arise exclusively out of, the operation or conduct of the Business.

1.03                                           Excluded Assets.  Notwithstanding anything to the contrary contained in this Agreement, the Transferred Assets will not include any assets or rights other than the assets specifically listed or described in Section 1.02 and will expressly exclude the following assets (collectively, the “Excluded Assets”), which will not be sold, transferred, assigned or delivered to Purchaser:

(a)                                 all cash, cash equivalents or securities of Seller or any of the Seller Parties;

(b)                                 all accounts and notes receivable and similar rights to receive payments (including in respect of trade promotions, consumer promotions, rebates or volume discounts) of Seller or any of the Seller Parties arising out of the operation or conduct of the Business before the Closing (the “Retained Receivables”);

(c)                                  all Claims and rights of Seller or any of the Seller Parties to the extent arising out of, relating to or in respect of any Excluded Asset or any Retained Liability, including (i) any such items arising under insurance policies, (ii) all guarantees, warranties, indemnities and similar rights in favor of Seller or any of the Seller Parties in respect of any other Excluded Asset or any Retained Liability and (iii) all Claims that Seller or any of the Seller Parties, in any capacity, ever had, now has or may have in the future, whether known or unknown, to the extent arising out of, relating to or in respect of (A) the Business’s purchase or procurement of any good, service or product at any time up until the Closing or (B) Seller’s or any of the Seller Parties’ purchase or procurement of any good, service or product for, or on behalf of, the Business at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Claims;

(d)                                 any shares of capital stock or other equity interests of any affiliate of Seller or any of the Seller Parties;

(e)                                  any refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Taxing Authority with respect to Excluded Taxes (including Property Taxes that are the responsibility of Seller pursuant to Section 10.01);

(f)                                   any corporate or other entity books and records, any records (including accounting records) related to Taxes paid or payable by Seller, any of the Seller Parties or any of their respective affiliates and all financial and Tax records relating to the Business that form part of Seller’s, any of the Seller Parties’ or any of their respective affiliates’ general ledger (it being understood that such materials may be subject to Section 10.04 to the extent applicable);

(g)                                  all records prepared in connection with the sale of the Business (or any portion thereof), including bids received from third persons and analyses relating to the sale of Business (or any portion thereof);

(h)                                 all rights of Seller or any of the Seller Parties under this Agreement and any other agreements, certificates and instruments relating to the sale of the Business (or any portion thereof) or otherwise delivered in connection with this Agreement;

(i)                                     the names and marks “General Mills,” “Pillsbury,” “Cascadian Farms,” “Annie’s,” “Progresso,” “Old El Paso” and the names and marks of any of the Seller Parties (in any style or design) and any name or mark derived from or including any of the foregoing and the goodwill associated therewith and any logos or trademarks of Seller or its affiliates not expressly included in the Transferred Intellectual Property (collectively, the “Excluded Marks”);

(j)                                    subject to Section 11.10, all universal product codes for the Products;

(k)                                 all division or corporate-level services of the type currently provided to the Business by Seller, any of the Seller Parties or any of their respective affiliates; and

(l)                                     all assets identified in Section 1.03(l) of the Seller Disclosure Letter;

1.04                                           Assumed Liabilities.  Upon the terms and subject to the conditions of this Agreement, Purchaser will, or will cause the Purchaser Parties to, assume, effective as of the Closing, and will, or will cause the Purchaser Parties to, pay, perform and discharge when due, only the following Liabilities (collectively, the “Assumed Liabilities”):

(a)                                 all Liabilities of Seller or any of the Seller Parties under the Transferred Contracts to the extent such Liabilities arise out of, relate to or are in respect of the period from and after the Closing, but excluding any Liabilities arising out of any breach or default or violation by Seller or any Seller Party of any such Transferred Contract prior to Closing;

(b)                                 all Liabilities for refunds, adjustments, allowances, repairs, exchanges and returns and warranty or similar claims in the ordinary course of business in each case received more than 90 days after the Closing Date and arising out of, relating to or in respect of Products sold by the Business prior to the Closing, except to the extent such Liabilities arise from the failure of such Products to meet the applicable specifications for such Products at the time of sale;

(c)                                  all Taxes arising out of, relating to or in respect of the Transferred Assets or the operation or conduct of the Business for all taxable periods other than Pre-Closing Tax Periods (including Property Taxes that are the responsibility of Purchaser pursuant to Section 10.01);

(d)                                 all Transfer Taxes that are the responsibility of Purchaser pursuant to Section 10.03(b);

(e)                                  all Liabilities in respect of advertising commitments and media commitments (including under any Contract that is not a Transferred Contract) (i) set forth in Section 1.04(e) of the Seller Disclosure Letter or (ii) entered into or assumed by Seller or any of the Seller Parties on or after the date of this Agreement in accordance with the terms of this Agreement, in the case of each of clauses (i), (ii) and (iii) to the extent such advertising commitments and media commitments are in respect of the Transferred Assets or the operation or conduct of the Business from and after the Closing;

(f)                                   all Liabilities in respect of trade promotions, coupons, price promotions and other consumer promotions (including under any Contract that is not a Transferred Contract) (i) set forth in Section 1.04(f) of the Seller Disclosure Letter or (ii) planned or committed to by Seller or any of the Seller Parties on or after the date of this Agreement in accordance with the terms of this Agreement, in the case of each of clauses (i) and (ii) to the extent such trade promotions, coupons, price promotions and other consumer promotions are in respect of the Transferred Assets or the operation or conduct of the Business from and after the Closing;

(g)                                  all Liabilities of Seller or any of the Seller Parties to any supplier for the purchase of any materials or components (including under any Contract that is not a Transferred

Contract) (i) used (or held for use) exclusively in the operation or conduct of the Business (provided that such Liabilities were incurred in the ordinary course of business), (ii) set forth on Section 1.04(g) of the Seller Disclosure Letter or (iii) purchased or committed to by Seller or any of the Seller Parties on or after the date of this Agreement in accordance with the terms of this Agreement, in the case of each of clauses (i), (ii) and (iii) to the extent such materials or components are in respect of the Transferred Assets or the operation or conduct of the Business from and after the Closing;

(h)                                 the Liabilities assumed by Purchaser or any other Purchaser Party pursuant to Article VI; and

(i)                                     all Liabilities accruing, arising out of or relating to the use or ownership of the Transferred Assets or the operation or conduct of the Business, in each case after the Closing.

1.05                                           Retained Liabilities.  Notwithstanding any other provision of this Agreement, Purchaser will not assume or hereby become liable for any Retained Liability.  The term “Retained Liabilities” means, other than the Assumed Liabilities, all Liabilities of Seller or any of the Seller Parties, including the following Liabilities:

(a)                                 all Liabilities of Seller or any Seller Party not an Assumed Liability;

(b)                                 all Liabilities of Seller or the Seller Parties to the extent exclusively arising out of, relating to or in respect of the Excluded Assets;

(c)                                  all Excluded Taxes (including Property Taxes that are the responsibility of Seller pursuant to Section 10.01);

(d)                                 the portion of the Transfer Taxes that are the responsibility of Seller pursuant to Section 10.03(b);

(e)                                  all Liabilities expressly retained by Seller or any of the Seller Parties pursuant to Article VI hereof;

(f)                                   all Liabilities of Seller or the Seller Parties to the extent relating to or arising out of any suit, action or proceeding (“Proceeding”);

(g)                                  all Liabilities relating to any Products sold prior to the Closing, including Liabilities for any personal injury claims, warranty obligations, product recall or withdrawal, regardless of Theory of Liability asserted, but excluding, in all cases under this Section 1.05(g), any Liabilities that are Assumed Liabilities under Section 1.04(b);

(h)                                 subject to Section 9.04(f), all Liabilities of Seller or any of the Seller Parties (including under or pursuant to Environmental Laws or common law interpretations thereof or related to the use, storage, handling, generation, release or disposal of, or exposure to, any Hazardous Substance) to the extent first arising out of, relating to or in respect of the Business or the operation or conduct of the Business or the use or operation of the Transferred Assets (including such Liabilities arising out of, relating to or in respect of those properties listed in Section 3.06(b) of the Seller Disclosure Letter), in each case prior to the Closing (including all

Liabilities for any fines, penalties or Remedial Action performed after the Closing to satisfy any such Liabilities), regardless of whether discovered before or after the Closing;

(i)                                     all Liabilities with respect to trade promotions, coupons, price promotions or other consumer promotions with respect to Products sold prior to the Closing;

(j)                                    except for the Liabilities expressly assumed by Purchaser or any other Purchaser Party pursuant to Article VI, all Liabilities of Seller or any of the Seller Parties with respect to employment, termination of employment, change of control payments, transaction bonuses, compensation or employee benefits of any nature (including, but not limited to any Liabilities under the Seller Benefit Plans) owed to any current or former employee, officer, director or independent contractor of Seller or its affiliates (or the beneficiary of any such employee, officer, director or independent contractor) whether or not such current or former employee, officer, director or independent contractor becomes an employee or service provider with respect to Purchaser or its affiliates at or after the Closing, that arises out of or relates to the employment or service provider relationship between Seller or its affiliates and any such current or former employee, officer, director or independent contractor or the termination of such relationship; and

(k)                                 except as provided in Section 1.04, all accounts payable of Seller or any of the Seller Parties as of the Closing to the extent arising out of, relating to or in respect of the Excluded Assets or the operation or conduct of the Business before the Closing.

1.06                                           Consents to Certain Assignments.  (a)  Notwithstanding anything in this Agreement to the contrary, this Agreement will not constitute an agreement to transfer or assign, directly or indirectly, any asset (including any Contract) or any Claim or right arising under or resulting from such asset if an attempted direct or indirect transfer or assignment thereof, without the consent, approval or authorization (“Consent”) of a third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, Claim or right or would in any way adversely affect the rights of Seller or any of the Seller Parties or, upon transfer, Purchaser under such asset, Claim or right.  If any transfer or assignment by Seller or any of the Seller Parties to Purchaser of, or any direct or indirect acquisition or assumption by Purchaser of, any interest in, or Liability under, any asset, Claim or right requires the Consent of a third party, then such transfer, assignment, acquisition or assumption will be made subject to such Consent being obtained.  Prior to the Closing, each of Seller and Purchaser shall provide or cause to be provided all commercially reasonable assistance to the other party (not including the payment of any consideration) reasonably requested by such other party to secure any such Consent.  Except as expressly set forth in this Agreement, neither Seller nor any of the Seller Parties will have any liability whatsoever to Purchaser or any of the Purchaser Parties arising out of or relating to the failure to obtain any such Consent or because of any circumstances resulting therefrom.

(b)                                             If any such Consent is not obtained before the Closing, the Closing will (subject to Article VII) nonetheless take place on the terms set forth in this Agreement and, thereafter, each of Purchaser and Seller will use its reasonable best efforts to secure such Consent as promptly as practicable after the Closing (not including the payment of any consideration) to secure such Consent as soon as practicable after the Closing and shall cooperate at Purchaser’s expense in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser will obtain (without infringing upon the legal rights of such third party or violating any Applicable Law) the economic claims, rights and benefits under the asset, Claim or right with respect to which the Consent has not been obtained in accordance with this Agreement and (ii) Purchaser will assume any related economic burden with respect to the asset, Claim or right with respect to which the Consent has not been obtained in accordance with this Agreement.

1.07                                           Transferred Real Property Separation.  (a)  Purchaser acknowledges that the Irapuato Property is adjacent or near to other real estate owned by Seller and the Seller Parties in Irapuato, Guanajuato, Mexico and that the operations of the Business located on and around the Irapuato Property are currently integrated with other operations of Seller and its affiliates at such other real estate.  Purchaser further acknowledges that Seller and its affiliates currently utilize the Le Sueur Property for certain operations unrelated to the Business.

(b)                                 Following the Closing, each of Seller and Purchaser will use commercially reasonable efforts at the request of the other party to facilitate the orderly co-existence of the Business at the Irapuato Property, on the one hand, and the businesses of Seller and its affiliates at adjoining real property, on the other hand.  Without limiting the generality of the foregoing, such commercially reasonable efforts shall include the provisions set forth on Section 1.07(b) of the Seller Disclosure Letter.

(c)                                  Following the Closing, each of Seller and Purchaser will use commercially reasonable efforts at the request of the other party to facilitate the orderly transition of the unrelated operations of Seller and its affiliates from the Transferred Real Property, including agricultural research projects being conducted on the Irapuato Property and the Le Sueur Property.  Such commercially reasonable efforts will, to the extent requested by Seller, include permitting Seller and its affiliates reasonable access to each Transferred Real Property to remove assets unrelated to the Business and the transitional use of the Transferred Real Property to complete projects that are ongoing as of the Closing.  Following execution of this Agreement and prior to the Closing, if requested by either party, Purchaser and Seller will cooperate to create a joint plan for such transitional arrangements relating to the Transferred Real Property (including any time periods applicable thereto).

1.08                                           Withholding.  In the event that either party becomes aware that any Taxes are required to be withheld from any amount payable to the other party pursuant to this Agreement under Applicable Law relating to Taxes, such party shall promptly notify the other party, and the parties shall discuss the requirement for such withholding in good faith.  Each party shall be entitled to deduct and withhold from any payment under this Agreement any Taxes that such party is required to deduct and withhold under Applicable Law relating to Taxes and shall pay such amount to the appropriate Taxing Authority.  Any such amounts so withheld and paid shall be treated for all purposes of this Agreement as having been paid to the applicable party.

1.09                                           Retained Technology License.  Subject to, and effective upon the Closing:

(a)                                 Grant.  Effective upon (and subject to the occurrence of) the Closing, and further subject to the terms set forth in this Agreement, Seller hereby grants to Purchaser a non-exclusive, fully paid, perpetual, royalty-free license to use the Retained Licensed Technology exclusively in its operation of the Business and in a manner consistent with the use of such Retained Licensed Technology by Seller prior to the Closing. “Retained Licensed Technology” means any Trade Secrets owned by Seller or any of the Seller Parties that are actually used in connection with and reasonably necessary for the operation or conduct of the Business on the Closing Date and that are not included in the Transferred Technology.  The license granted to Purchaser under this Agreement (the “Retained Technology License”) is subject to Purchaser complying with all Applicable Laws, enactments, regulations and similar instruments, and Purchaser shall comply with all regulations and practices in force or use to safeguard Seller’s rights in the Retained Licensed Technology.

(b)                                 Term and Termination.  The Retained Technology License shall commence and be effective as of the Closing and shall remain in full force and effect until terminated (i) by mutual written consent of Purchaser and Seller at any time, (ii) by Seller on giving prior written notice to Purchaser, if Purchaser is in material breach of any term of this Section 1.09 and Purchaser fails to correct such breach within 30 days after receipt of such written notice of such breach from Purchaser, (iii) automatically in the event that Purchaser is adjudged bankrupt or insolvent, makes an assignment for the benefit of creditors or enters into any arrangement pursuant to any bankruptcy law or if a receiver is appointed for Purchaser or for Purchaser’s business or (iv) by Seller on giving written notice to Purchaser, if Purchaser challenges the secret or substantial nature of the Retained Licensed Technology and/or Seller’s ownership of the Retained Licensed Technology.  Upon and after termination of the Retained Technology License, (i) all rights granted to Purchaser shall automatically revert to Seller and Purchaser shall claim no rights to the Retained Licensed Technology and (ii) at Purchaser’s expense, Purchaser shall (at Seller’s sole option) either promptly return to Seller or destroy, all records and copies of the Retained Licensed Technology and any related information of a confidential nature communicated to Purchaser by Seller within Purchaser’s possession or control.

(c)                                  Indemnification.  Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses that any Seller Indemnitee may at any time suffer or incur as a result of or in connection with the Retained Technology License or Purchaser’s use of the Retained Licensed Technology, except those arising from intentional fraud of Seller.

(d)                                 Infringement Actions.  Seller may from time to time take all steps that it may consider necessary to protect its rights in and to the Retained Licensed Technology, and Purchaser agrees to promptly communicate in writing to Seller any infringements or threatened infringements of any of such rights that may come to its notice and, at Seller’s expense, to do all and any such acts as Seller may reasonably require for preventing such infringements or threatened infringements; provided that nothing in this Section 1.09(d) shall impose upon Seller any obligation to incur any expense in protecting any of its rights in any case where, in Seller’s absolute discretion, such expense is considered not warranted.  In the event Seller decides to take affirmative action against an infringement or unfair competition, Purchaser agrees to assist Seller in whatever manner Seller directs, at the expense of Seller.  Recovery of damages resulting from any such action shall be solely for the account of Seller.  Purchaser will provide information reasonably requested by Seller in any infringement action, including in connection with the calculation of damages.

(e)                                  Reservation of Rights; No Warranty.  Except for the express terms of the Retained Technology License, nothing in this Agreement shall be construed as an assignment or other grant of any right, title or interest in or to the Retained Licensed Technology to Purchaser or its affiliates, it being understood that all right, title and interest in and to the Retained Licensed Technology are expressly reserved by Seller.

(f)                                   Assignment; Sublicense.  The Retained Technology License may not be assigned, sublicensed or transferred by Purchaser without the prior written consent of Seller, except that Purchaser may, solely to the extent necessary for the operation of the Business and subject to the terms of the Retained Technology License, (i) assign the Retained Technology License or grant sublicenses to any of its wholly owned subsidiaries without the prior written consent of Purchaser (in which case Purchaser shall continue to be bound by the terms of this Agreement and Purchaser shall remain liable to Seller in respect of the acts of any sublicensee) and (ii) assign this Agreement, in whole or in part, in connection with the sale (whether by asset transaction, stock sale, merger or otherwise) to a third party of any material part of any business of Purchaser or its wholly owned subsidiaries that uses the Retained Licensed Technology.  No sublicense or assignment will grant or purport to grant rights more extensive, or subject to fewer restrictions, than those set out in this Section 1.09 in relation to the Retained Technology License and Purchaser will procure that each of its sublicensees complies with the terms of its respective sublicense.  Purchaser will notify Seller in writing of the grant of any proposed sublicense and the name of the proposed sublicensee prior to sublicensing any of Purchaser’s rights under this Agreement.

ARTICLE II
CLOSING AND DETERMINATION OF PURCHASE PRICE

2.01                                           Closing.  Unless another place, time or date is agreed by Seller and Purchaser in writing, the closing of the Acquisition (the “Closing”) will take place at the offices of Faegre Baker Daniels LLP in Minneapolis, Minnesota, at 10:00 a.m. local time on the date that is the later of (a) November 2, 2015 and (b) the second business day after all the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied on the Closing Date) have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof).  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”  The Closing will be deemed to be effective as of 12:01 a.m. on the Closing Date (the “Effective Time”).

2.02                                           Transactions To Be Effected at the Closing.  At the Closing:

(a)                                 Seller will deliver or cause to be delivered to Purchaser:

(i)                                     payment, by wire transfers of immediately available funds to one or more accounts designated in writing by Purchaser (such designation to be made at least two business days before the Closing Date), in (A) an amount, in Canadian Dollars, equal to the Inventory Shortfall, if any, with respect to the Canadian Inventory Amount and (B) an amount, in Mexican Pesos, equal to the Inventory Shortfall, if any, with respect to the Mexican Inventory Amount (it being understood that, to the extent applicable, the Seller is paying such amounts for itself and on behalf of each of the other Seller Parties and Purchaser is receiving such amounts for itself and on behalf of each of the other Purchaser Parties); provided that such amounts may be paid on a “net” basis as provided in Section 2.02(b)(i);

(ii)                                  a certificate of Seller’s non-foreign status, dated as of the Closing Date, complying with the provisions of United States Treasury Regulation Section 1.1445-2(b), provided, however, that if Seller does not deliver such certificate to Purchaser, Purchaser shall be permitted to withhold from payments made pursuant to this Agreement any withholding Taxes required under Section 1445 of the Revenue Code in accordance with Section 1.08;

(iii)                               appropriately executed counterparts of the Ancillary Agreements; and

(iv)                              such appropriately executed deeds, bills of sale, assignments and other customary instruments of transfer relating to the Transferred Assets as may be reasonably necessary to effect the transfer of the Transferred Assets to Purchaser or its designee, in form and substance reasonably satisfactory to Purchaser;

it being understood that such instruments will not require Seller or any of its affiliates to make or be deemed to include, and will in any event be deemed not to include, any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement.

(b)                                 Purchaser will deliver to Seller and the Seller Parties:

(i)                                     payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least two business days before the Closing Date), in (A) an amount, in United States Dollars, equal to (I) the Base Consideration plus (II) the Inventory Surplus, if any, with respect to the U.S. Closing Inventory Amount, minus (III) the Inventory Shortfall, if any, with respect to the U.S. Closing Inventory Amount, (B) an amount, in Canadian Dollars, equal to the Inventory Surplus, if any, with respect to the Canadian Inventory Amount and (C) an amount, in Mexican Pesos, equal to the Inventory Surplus, if any, with respect to the Mexican Inventory

Amount (it being understood that, to the extent applicable, the Purchaser is paying such amounts for itself and on behalf of each of the other Purchaser Parties and Seller is receiving such amounts for itself and on behalf of each of the other Seller Parties); provided that the Seller may designate that the Base Consideration be paid in part in Canadian Dollars or Mexican Pesos at the then-prevailing exchange rate as agreed by the parties (such designation to be made at least two business days before the Closing Date) and, in connection with such designation, the Seller may direct that any amounts payable to Seller in Canadian Dollars or Mexican Pesos under this Section 2.02(b)(i) be reduced by all or any portion of the amounts payable to Purchaser pursuant to Section 2.02(a)(i), thereby satisfying the Seller’s obligations under Section 2.02(a)(i) to the extent of such reduction;

(ii)                                  appropriately executed counterparts of the Ancillary Agreements; and

(iii)                               such appropriately executed deeds, bills of sale, assignments and other customary instruments of transfer relating to the Transferred Assets as may be reasonably necessary to effect the transfer of the Transferred Assets to, and the assumption of the Assumed Liabilities by, the Purchaser Parties, in form and substance reasonably satisfactory to Seller;

it being understood that such instruments will not require Purchaser or any of its affiliates to make or be deemed to include, and will in any event be deemed not to include, any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement.

(c)                                  Notwithstanding anything to the contrary in this Agreement, the filing and recording of any such Ancillary Agreements or other instruments as well as the execution of local forms or notarization or legalization required for the filing or recording thereof may be effectuated after the Closing and will be the sole responsibility and at the sole cost of Purchaser.

2.03                        Determination of Closing Inventory Amounts.  Before the Closing, the Closing Inventory Amounts will be determined in accordance with the principles in this Section 2.03 and the methodologies reflected in Section 2.03 of the Seller Disclosure Letter.  The Purchaser and Seller shall jointly perform an audit and/or physical count of the Finished Goods Inventory in order to validate or correct the book values thereof in Seller’s books and records with respect to such Finished Goods Inventory in each of Canada, Mexico and the United States.  Such book values will thereafter be updated by Seller in the ordinary course of business to reflect changes to Finished Goods Inventory.  The updated book values of the Finished Goods Inventory, as generated with respect to each of Canada, Mexico and the United States from Seller’s books and records at the latest practicable time before the Closing Date, will constitute the “Canadian Closing Inventory Amount,” the “Mexican Closing Inventory Amount,” and the “U.S. Closing Inventory Amount,” respectively (collectively, the “Closing Inventory Amounts”).  The Closing Inventory Amounts will be final and binding upon the parties for all purposes, including calculation of the Purchase Price.   Following the determination of the Closing Inventory Amounts through the Closing, Seller will not, and will cause the Seller Parties not to, take any action outside the ordinary course of business for the purpose of manipulating the book value of the Transferred Inventory as of the Effective Time in a manner adverse to Purchaser.  “Finished Goods Inventory” means the inventory of finished and semi-finished goods included in the Transferred Inventory.

2.04                        Identification of Seller Parties and Purchaser Parties.  No later than the fifth business day prior to the Closing, each of Seller and Purchaser shall deliver to the other party a written schedule specifically identifying each of the Seller Parties (in the case of Seller) and each of the Purchaser Parties (in the case of Purchaser), and with respect to each such party, a description (sufficient to prepare the Ancillary Agreements) of the Transferred Assets and the Assumed Liabilities (or categories thereof) to be transferred from or to such party.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure letter (the “Seller Disclosure Letter”) delivered by Seller to Purchaser in connection with this Agreement on or before the date hereof and the documents attached to or incorporated by reference therein (with reference to the applicable provision, subprovision, section or subsection of this Agreement, except that any disclosures on the Seller Disclosure Letter shall be deemed disclosed for purposes of each other provision, subprovision, section or subsection of this Agreement to the extent reasonably apparent), Seller hereby represents and warrants to Purchaser as follows:

3.01                                           Organization and Standing.  Seller is validly existing and in good standing under the laws of the State of Delaware.  Each of the Seller Parties is validly existing and in good standing (to the extent good standing exists as a legal concept in such jurisdiction) under the laws of its jurisdiction of organization.  Each of Seller and each of the Seller Parties has full corporate, limited liability company or partnership power and authority to enable it to own, lease or otherwise hold the Transferred Assets owned, leased or otherwise held by it and to conduct the Business as presently conducted by it.

3.02                                           Authority; Execution and Delivery; Enforceability.  Seller has full corporate power and authority to execute, deliver and perform this Agreement, the Intellectual Property License, the Transition Services Agreement, the Co-Manufacturing Agreement, the General Transfer Instrument, the Mexican Transfer Instrument, the Canadian Transfer Instrument, the Intellectual Property Assignments, the Irapuato Deed, the Le Sueur Deed and the Employer Substitution Agreement, and the other agreements and instruments to be executed and delivered in connection with this Agreement (the “Ancillary Agreements”) to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements.  Each of the Seller Parties has full corporate, limited liability company or partnership power and authority to execute, deliver and perform the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements.  Seller has taken all corporate action required by its certificate of incorporation and bylaws to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements.  Each of the Seller Parties has taken all corporate, limited liability company or partnership action required by its comparable organizational documents to authorize the execution, delivery and performance of the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements.  Seller has duly executed and delivered this Agreement and on or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.  Each of the Seller Parties on or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

3.03                                           No Conflicts or Violations; No Consents or Approvals Required.  The execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller and each of the Seller Parties of each Ancillary Agreement to which it is, or is specified to be, a party will not and the consummation of, in the case of Seller, the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements, or, in the case of each of the Seller Parties, the transactions contemplated to be consummated by it by such Ancillary Agreements, will not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien (other than Permitted Liens or Liens caused by Purchaser or its affiliates) upon any of the Transferred Assets under, any provision of (i) in the case of Seller, its certificate of incorporation and bylaws and, in the case of each of the Seller Parties, its comparable organizational documents, (ii) any Contract to which Seller or any of the Seller Parties is a party or by which any of the Transferred Assets is bound, (iii) any judgment, order or decree (“Judgment”) or (iv) any law, statute, ordinance, legally binding rule or regulation or common law interpretation thereof (“Applicable Law”) applicable to Seller or any of the Seller Parties or any of the Transferred Assets, other than, in the case of clauses (ii) and (iv) above, any such items that would not reasonably be expected to have a Business Material Adverse Effect.  No Consent of, or registration, declaration, filing or submission with, any federal, state, provincial, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”) is required to be obtained or made by or with respect to Seller or any of the Seller Parties in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition, other than (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (B) the Consents, filings and submissions, and termination or expiration of such other waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Applicable Law of Canada or Mexico (collectively, the “Foreign Antitrust Laws”) (including, if applicable, any filings and submissions before the Federal Economic Competition Commission (Comisión Federal de Competencia Económica) of Mexico (the “CFCE”), as may be required under the Federal Economic Competition Act of Mexico (Ley Federal de Competencia Económica) (the “LFCE”), or the termination or expiration of such other waiting periods as applicable under the LFCE (the

“CFCE Approval”)), (C) compliance with and filings under Section 13(a) of the Exchange Act, (D) those specifically contemplated by this Agreement, including the registration, recordation or filing of the Intellectual Property Assignments, the Irapuato Deed and the Le Sueur Deed with the applicable Governmental Entities and (E) those that may be required solely by reason of Purchaser’s (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements.

3.04                                           Financial Information.  Section 3.04 of the Seller Disclosure Letter sets forth (a) certain unaudited income statements for components of the Business for each of Seller’s fiscal years ended May 31, 2015, May 25, 2014 and May 26, 2013 (each in local currency), (b) an unaudited statement of Inventory owned by Seller or any of the Seller Parties that is used (or held for use) exclusively in the operation or conduct of the Business at May 31, 2015, and (c) unaudited schedules of fixed assets of the Business by location at May 31, 2015 (such statements, the “Management Accounts”).  The Management Accounts (i) were, in all material respects, prepared in accordance with the historical accounting principles, practices, methodologies and policies of Seller or the applicable Seller Parties with respect to the Business applied on a consistent basis, subject to any adjustments described therein and to the adjustments necessary to present the Management Accounts on a standalone basis for the Business and (ii) were prepared from Seller’s or the applicable Seller Party’s books and records.  The Management Accounts present fairly, in all material respects, in accordance with such accounting principles, practices, methodologies and policies, the Inventory and fixed assets owned by Seller or any of the Seller Parties that is used (or held for use) exclusively in the operation or conduct of the Business at May 31, 2015 and the revenues and expenses as reported through contribution margin for the respective components of the Business indicated and for the periods indicated, in each case subject to the adjustments described therein.

3.05                                           Assets Other than Real Property and Intellectual Property.  (a)  Seller or a Seller Party has, and as of the Closing will have, good and marketable title to all Transferred Assets, other than those Transferred Assets sold or otherwise disposed of since the date of this Agreement not in violation hereof, in each case free and clear of all mortgages, liens, security interests, charges, claims, pledges or other encumbrances of any kind (collectively, “Liens”), except (i) statutory mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for sums that are not yet delinquent or that are being contested in good faith, (ii) Liens arising under original purchase price conditional sales Contracts or equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes and other governmental charges that are not yet delinquent or being that are being contested in good faith and (iv) other imperfections of title, licenses or encumbrances, if any, that are not, individually or in the aggregate, material to the Business and which do not materially impair the continued use and operation of the Transferred Assets to which they relate in the conduct of the Business as presently conducted.

(b)                                             The Transferred Equipment is in reasonably good repair and operating condition (giving due account to ordinary wear and tear) and is reasonably adequate and suitable for its present uses.  None of the Transferred Assets has been the instrument, subject matter or product of any criminal activities described in Section II of the second paragraph of Article 22 of the Mexican Federal Constitution (Constitución Política de los Estados Unidos Mexicanos) (a

“Qualified Crime”), or has been used or destined to hide or be combined with assets that are subject matter of a Qualified Crime.

(c)                                              This Section 3.05 does not relate to real property matters, such items being the subject of Section 3.06 and Section 3.20, or to intellectual property matters, such items being the subject of Section 3.07 and Section 3.20.

3.06                                           Real Property.  (a)  Section 3.06(a) of the Seller Disclosure Letter sets forth a description of certain real property and interests in real property owned by Seller or a Seller Party in Irapuato, Guanajuato, Mexico (such property, subject to Section 5.06(b), the “Irapuato Property”) and Le Sueur, Minnesota (such property, the “Le Sueur Property”), which together constitute all of the real property and interests in real property owned or leased by a Seller or a Seller Party and used (or held for use) exclusively in the operation or conduct of the Business, other than any such property or interest constituting an Excluded Asset.

(b)                                 Section 3.06(b) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of all real property and interests in real property leased by Seller or a Seller Party as tenant or subtenant and used (or held for use) exclusively in the operation or conduct of the Business, other than any such property or interest constituting an Excluded Asset.

(c)                                  Seller or a Seller Party has good and marketable fee title (in fee simple or equivalent) to each of the Irapuato Property and the Le Sueur Property, in each case free and clear of all Liens, except for Permitted Liens.

(d)                                 Seller or a Seller Party has not leased or otherwise granted to any third Person the right to use or occupy any Transferred Real Property or any portion thereof.  There are no outstanding options, rights of first offer or rights for first refusal to purchase the Transferred Real Property or any portion thereof or interest therein.  To the knowledge of Seller, the Irapuato Property has not been the instrument, subject matter or product of any Qualified Crime, or has been used or destined to hide or be combined with assets that are subject matter of a Qualified Crime.

(e)                                  Since January 1, 2014, Seller or a Seller Party has not received any written notice of (i) uncorrected violations of building codes and/or zoning ordinances or other similar Applicable Laws, (ii) existing, pending or threatened condemnation proceedings, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which, in each case, relate to the Transferred Real Property, except in each case as would not reasonably be expected to have a Business Material Adverse Effect.  Since January 1, 2014, neither the whole nor any material portion of any Transferred Real Property has been damaged or destroyed by fire or other casualty that has not been substantially repaired.

(f)                                   Each parcel of Transferred Real Property is adequately served by proper utilities and other building services necessary for its current use, and to the knowledge of Seller, all of the buildings and structures located thereon are structurally sound with no material defects that are not being addressed in the ordinary course of business and are in good operating condition (subject to normal wear and tear).

(g)                                  There are no material outstanding special assessments with respect to the Transferred Real Property, and there is no Claim pending or, to the knowledge of Seller, threatened in writing in each case in which any taxing authority having jurisdiction over the Transferred Real Property is seeking to materially increase the assessed value thereof.  The use, operation and maintenance of the Transferred Real Property is not subject to “permitted-non-conforming” use classifications or conditional use permits or zoning variances, except as would not reasonably be expected to materially and adversely affect the operation of the Business or the value of the Transferred Assets.

(h)                                 This Section 3.06 does not relate to environmental matters, such items being the subject of Section 3.14(b) and Section 3.20.

3.07                                           Intellectual Property.  (a)  Seller or a Seller Party is the owner of the Transferred Intellectual Property/Technology, free and clear of all Liens (except, in the case of the Transferred Technology, any Permitted Liens).

(b)                                 No fees in respect of any Transferred Intellectual Property/Technology are payable to any inventors or non-affiliated third parties for the use by Seller or the applicable Seller Party of the Transferred Intellectual Property/Technology in those jurisdictions where such Transferred Intellectual Property/Technology are being used by the Business.  Section 1.02(d) of the Seller Disclosure Letter includes a list, as of the date of this Agreement, of the registered (and applications for the registration of) Transferred Intellectual Property/Technology (the “Registered Business Intellectual Property”).  With respect to the Registered Business Intellectual Property included in the Transferred Intellectual Property/Technology, Section 1.02(d) of the Seller Disclosure Letter includes a list, as of the date of this Agreement, of the application or registration numbers (as applicable) and the jurisdictions where such Transferred Intellectual Property is registered or where applications have been filed.  Purchaser acknowledges and agrees that Seller does not make any representations or warranties relating to the trademark registrations and applications included in the Transferred Intellectual Property/Technology in jurisdictions other than those set forth in Section 1.02(d) of the Seller Disclosure Letter.

(c)                                  In connection with the Registered Business Intellectual Property, all registrations are in force and all applications for the same are pending in good standing and without any materially adverse post-grant proceedings pending before the Governmental Entity in which the registrations or applications are issued or filed.  All material filings and fees required to date related to the material Registered Business Intellectual Property have been timely filed with and paid to the relevant Governmental Authorities.  The Registered Business Intellectual Property material to the Business is valid and enforceable and none of such Registered Business Intellectual Property has been declared invalid or unenforceable or has been materially limited by any court or arbitration panel.

(d)                                 (i) Neither Seller nor any of the Seller Parties has granted any license of any kind relating to any Transferred Intellectual Property/Technology, except incidental, non-exclusive licenses (including to service providers, co-packers, manufacturers, retailers, merchandisers and distributors) in the ordinary course of business; (ii) neither Seller nor any Seller Parties is bound by or a party to any agreement materially restricting the use of any material Transferred Intellectual Property/Technology (including, by way of example, any co-existence agreement or settlement agreement); and (iii) neither Seller nor any of the Seller Parties is bound by or a party to any material option, license or similar Contract relating to any Intellectual Property or Trade Secrets of any other person for the use of such Intellectual Property or Trade Secrets in the conduct of the Business, except for so-called “shrink-wrap” and other non-customized license agreements relating to computer software licensed to Seller or the applicable Seller Party in the ordinary course of business.

(e)                                  No material claims have been made or threatened in writing (including, for the avoidance of doubt, material cease-and-desist letters or invitations-to-license) since January 1, 2014 against Seller or any of the Seller Parties by any person (a) claiming that the use of any of the Transferred Intellectual Property/Technology or the operation or conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any such person or (b) challenging the validity, enforceability, ownership or use of any Transferred Intellectual Property/Technology (including cease and desist letters or invitations to take a license). The operation of the Business as currently conducted does not materially infringe, misappropriate or otherwise violate the Intellectual Property or Trade Secrets of any person.  Since January 1, 2014, there have been no material claims by Seller or any Seller Party regarding material infringement, misappropriation or other violation by any person of Seller’s or any Seller Party’s rights to, or in connection with, the Transferred Intellectual Property/Technology and to the knowledge of Seller, no person is, and since January 1, 2014 no person has been, materially infringing, misappropriating or otherwise violating Seller’s or any Seller Party’s rights to, or in connection with, any material Transferred Intellectual Property/Technology.

(f)                                   Seller and the Seller Parties have obtained valid and enforceable assignments of material Transferred Intellectual Property/Technology to Seller and the Seller Parties signed by each inventor/author (or his or her employer) involved in the material development of such material Transferred Intellectual Property/Technology.

(g)                                  Seller and the Seller Parties are in material compliance with any posted privacy policies, contractual commitments and any Applicable Laws relating to personally identifiable information in connection with the Business.  Seller and the Seller Parties have taken commercially reasonable and appropriate steps to protect and maintain all material Transferred Intellectual Property/Technology, including to preserve the confidentiality of any material Transferred Technology.  There has been no loss of, or unauthorized access, use, disclosure or modification of any Transferred Technology, except as would not reasonably be expected materially and adversely affect the operation of the Business or the value of the Transferred Assets.

(h)                                 Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.07 and in Sections 3.08(a)(ii)(D) and 3.20 constitute the sole and exclusive representations and warranties of Seller and the Seller Parties hereunder with respect to intellectual property matters.

3.08                                           Contracts. (a)  Section 3.08 of the Seller Disclosure Letter contains a list of each Transferred Contract that is:

(i)                                     a Contract limiting in any material respect the freedom of the Business to engage in any business or compete with any person;

(ii)                                  (A) a continuing Contract for the future purchase of materials, supplies, equipment, raw materials, packaging or commodities (other than (x) purchase orders for Inventory in the ordinary course of business and (y) purchase orders for the co-packing or co-manufacturing of Products of the Business in the ordinary course of business), (B) a management, service, consulting or other similar Contract (other than (1) Contracts for services in the ordinary course of business, including transportation and warehousing Contracts, and (2) individual agreements with Irapuato Business Employees and other Contracts relating to employee matters, including the Seller Benefit Plans), (C) an advertising Contract, or (D) a material license of Intellectual Property, in any such case which has an aggregate future Liability to any third person in excess of $125,000 and is not terminable by Seller or a Seller Party by notice of not more than 60 days for a cost of less than $125,000;

(iii)                               a Contract required to be disclosed on Section 3.07(d) of the Seller Disclosure Letter;

(iv)                              a Contract under which Seller or any of the Seller Parties has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any person or any other note, bond, debenture or other evidence of indebtedness for borrowed money of Seller or any of the Seller Parties;

(v)                                 a Contract under which (A) any person (other than Seller or any of the Seller Parties) has directly or indirectly guaranteed indebtedness, liabilities or obligations of Seller or any of the Seller Parties or (B) Seller or any of the Seller Parties has directly or indirectly guaranteed indebtedness, liabilities or obligations of any person, other than Seller or any of the Seller Parties (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vi)                              a Contract with (A) Seller or any of its affiliates or (B) any officer or director of Seller or any of its affiliates in each case as a counterparty;

(vii)                           a Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(viii)                        a Contract that requires any party thereto to purchase or sell a stated portion of its requirements or outputs or that contains a “take or pay” provision and is not terminable by Seller or a Seller Party by notice of not more than 90 days for a cost of less than $125,000;

(ix)                              a Contract granting a Lien (other than a Permitted Lien) upon any Transferred Asset;

(x)                                 a lease or similar Contract with any person (other than Seller or any of the Seller Parties) under which Seller or any of the Seller Parties is a lessor or sublessor of, or makes available for use to any person (other than Seller or any of the Seller Parties), any portion of any premises otherwise occupied by Seller or any of the Seller Parties that, in any such case, specifies payments in excess of $150,000 per annum;

(xi)                              a lease or similar Contract with any person (other than Seller or any of the Seller Parties) under which Seller or any of the Seller Parties is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person which lease or similar Contract has an aggregate future liability in excess of $125,000 and is not terminable by Seller or any of the Seller Parties by notice of not more than 60 days for a cost of less than $125,000;

(xii)                           a Contract for capital expenditures in excess of $125,000 individually or in the aggregate;

(xiii)                        a Contract that deals with the provision of goods or services by or on behalf of the Business on a co-manufacturing or co-packing basis;

(xiv)                       a Contract concerning a franchising, partnership, joint venture or similar arrangement;

(xv)                          a Contract (other than purchaser orders for Inventory in the ordinary course of business, or sales orders for Products in the ordinary course of business) which provides for the sale of goods or services in excess of $250,000 in any consecutive twelve (12) month period after the date hereof;

(xvi)                       a Contract not in the ordinary course of business that provides for the indemnification of any person or the assumption of any Tax, environmental or other Liability of any person;

(xvii)                    a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting or advertising Contract, in each case that provides for exclusivity;

(xviii)                 a Contract with any Governmental Entity; or

(xix)                       any other Contract that has an aggregate future liability to any person (other than Seller or any of the Seller Parties) in excess of $125,000 and is not terminable by Seller or any of the Seller Parties by notice of not more than 60 days for a cost of less than $125,000 (other than purchaser orders for Inventory in the ordinary course of business, or sales orders for Products in the ordinary course of business).

(b)                                 All Transferred Contracts required to be listed in Section 3.08(a) of the Seller Disclosure Letter (each such Contract, a “Material Contract”) are valid, binding and in full force and effect and are enforceable by Seller or the applicable Seller Party in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.  Seller or the applicable Seller Party has performed all material obligations required to be performed by it to date under each Material Contract and is not in material breach or default thereunder and, to the knowledge of Seller, no other party to any Material Contract is, as of the date of this Agreement, in material breach or default thereunder.  Seller has made available to Purchaser a true, correct and complete copy of each Transferred Contract currently in effect.  Neither Seller or any Seller Party nor, to the knowledge of Seller, any other party thereto is in breach of any obligation under any purchase order, which breach would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

3.09                                           Permits.  (a)  The material Transferred Permits are validly held by Seller or a Seller Party, and Seller or the applicable Seller Party has complied in all material respects with the terms and conditions thereof.  Since January 1, 2014, neither Seller nor any of the Seller Parties has received written notice of any Proceeding relating to the suspension, modification, revocation or nonrenewal of any such Transferred Permits the loss of which would reasonably be expected to materially and adversely affect the Business.

(b)                                 Section 3.09(b) of the Seller Disclosure Letter sets forth a list of material Permits relating to the operations of Seller and the Seller Parties in and about the Transferred Real Property (including the operation of the Business and the Seller’s other Businesses at such locations).

(c)                                  This Section 3.09 does not relate to environmental matters, such items being the subject of Section 3.14(b) and Section 3.20.

3.10                                           Taxes.  (a)  For purposes of this Agreement:

“Excluded Taxes” means (i) all liabilities of Seller or any Seller Party or any of their respective affiliates in respect of any Tax for any Pre-Closing Tax Period, including any such Taxes arising out of, relating to or in respect of the Transferred Assets or the operation or conduct of the Business for any Pre-Closing Tax Period (determined, as applicable, in accordance with Section 10.01) and (ii) any withholding Taxes imposed on payments to Seller or any Seller Party or any of their respective affiliates arising in connection with the consummation of the transactions contemplated by this Agreement.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning on or after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending before the Closing Date.

“Property Taxes” means real, personal and intangible property Taxes and similar ad valorem Taxes.

“Straddle Period” means any taxable period beginning before and ending on or after the Closing Date.

“Revenue Code” means the Internal Revenue Code of 1986.

“Tax” or “Taxes” means (a) all forms of taxation imposed by any federal, state, provincial, local, foreign or other Taxing Authority, including gross receipts, income, capital gain, capital, franchise, goods and services, harmonized, margin, windfall profits, alternative minimum, property (real or personal), sales, transfer, use, excise, stamp, employment, unemployment, premium, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, customs duties, health, housing fund and other taxes, fees, assessments or charges of any kind whatsoever, including any interest, penalties and additions thereto, (b) any liability for any amount referred to in clause (a) of any Person as a transferee or successor, by contract or otherwise including under Treasury Regulations Section 1.1502-6 (or any similar provisions of provincial, state, local or foreign law) and (c) any estimated tax, interest, fines, penalties or additions to tax with respect to amounts referred to in clauses (a) or (b) hereof.

“Taxing Authority” means any federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Tax Return” means any report, return, document, election, form, information return, declaration or other information or filing or statement filed or required to be filed with or supplied to any Taxing Authority with respect to Taxes (whether in tangible, electronic or other form), including any schedule or attachment and any amendment made with respect thereto.

“Transfer Taxes” means all sales (including bulk sales), use, value added, goods and services, harmonized sales, provincial sales, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.  For the avoidance of doubt, (i) Transfer Taxes include the Impuesto sobre Traslación de Dominio imposed on the value of immovable property in Mexico and (ii) exclude any income or similar Taxes attributable to, or payable by, any party.

(b)                                             (i) All material Tax Returns required to be filed by the Revenue Code or by applicable state, provincial, local or foreign Tax laws to the extent such Tax Returns relate to the Transferred Assets for Pre-Closing Tax Periods have been timely filed or will be timely filed (taking into any account valid extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) all Taxes shown as due on all Tax Returns and all other material Taxes due with respect to the Transferred Assets in each case have been paid in full or will be timely paid in full by the due date thereof other than those being contested in good faith by appropriate proceedings, (iii) no material claims are being or have been asserted in writing with respect to any Taxes with respect to the Transferred Assets, (iv) there are no Tax liens on any of the Transferred Assets other than Permitted Liens, (v) none of Seller or any of its affiliates has waived or extended any statute of limitations with respect to Taxes associated with the Transferred Assets, which waiver is currently in effect and will bind the Purchaser, and (vi) none of Seller or any of its affiliates has requested or obtained any extension of time within which to file any material Tax Return in respect of the Transferred Assets, which Tax Return has not since been filed.

(c)                                              No material claims are being asserted with respect to any Taxes associated with the Transferred Assets, nor to the knowledge of Seller is any such claim being threatened or asserted in writing.  None of Seller or any of its affiliates has received notice of any unresolved assessment or proposed assessment in connection with any of the Transferred Assets.  Since January 1, 2014, no Taxing Authority with which Seller or any Seller Party does not file a particular Tax Return with respect to the Transferred Assets or the Business has claimed that Seller or such Seller Party is or may be subject to taxation by that Taxing Authority with respect to the Transferred Assets or the Business.

(d)                                 No Seller Party has received an advance payment for goods with respect to which Purchaser is assuming the obligation to deliver.

(e)                                  Each Seller Party has withheld and paid over (or set aside for payment when due) all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or any other Person, and has complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(f)                                   No Transferred Asset is (i) an equity interest in any Person or (ii) tax-exempt use property within the meaning of Section 168(g) of the Revenue Code.

For purposes of this Section 3.10, all references to Seller or any Seller Party shall be deemed to include any Person that was merged with or liquidated into Seller or such Seller Party, as applicable.

3.11                                           Proceedings.  Section 3.11 of the Seller Disclosure Letter sets forth a list of each pending or, to the knowledge of Seller, threatened Proceeding, and each Proceeding that was pending since January 1, 2014, against Seller or any of the Seller Parties, which relates or related to the Transferred Assets, Assumed Liabilities or the Business and pursuant to which a party is seeking or sought: (a) more than $125,000 from Seller or the applicable Seller Party or (b) injunctive relief that would prohibit the consummation of the Acquisition or that would reasonably be expected to materially and adversely affect the Business.  Neither Seller nor any of the Seller Parties is a party or subject to or in default under any unsatisfied Judgment applicable to the Transferred Assets or the conduct of the Business, other than any Judgments that would not reasonably be expected to materially and adversely affect the Business.  This Section 3.11 does not relate to intellectual property matters, such items being the subject of Section 3.07 and Section 3.20, to Tax matters, such items being the subject of Section 3.10, to environmental matters, such items being the subject of Section 3.14(b) and Section 3.20, or to Applicable Food Laws, such items being the subject of Section 3.18 and Section 3.20.

3.12                                           Seller Benefit Plans; Employment Matters.  (a)  With respect to each material Seller Benefit Plan, Seller has made available to Purchaser copies of the following (as applicable): (i) the plan document and any amendments thereto, (ii) the most recent summary plan description and any summary of material modifications, and (iii) any trust agreement or insurance or group annuity Contract required to be maintained or entered into with respect to such Seller Benefit Plan under Applicable Law or the terms of such Seller Benefit Plan.

(b)                                 Section 3.12(b) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of all Irapuato Business Employees by name, title, date of hire, seniority and status (i.e., whether active or on leave of absence, and if on leave, the type of leave, such as disability, family or medical leave).

(c)                                  Neither Seller nor any ERISA Affiliate is subject to any material Liability under Title IV of ERISA or, except as provided in Article VI or the Employer Substitution Agreement, any other similar Applicable Law that would reasonably be expected to become a Liability of Purchaser and its affiliates on or after the Closing Date.

(d)                                 As of the date of this agreement, no Seller or any ERISA Affiliate has any Liability with respect to any Multiemployer Plan or any multiemployer arrangement on behalf of any Irapuato Business Employee.

(e)                                  Section 3.12(e) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of each collective bargaining agreement (each, a “CBA”) between Seller or any Seller Party, on the one hand, and any labor organization, on the other hand, covering the terms and conditions of employment for any Irapuato Business Employee, in each case, as in effect as of the date of this Agreement.  Seller and the Seller Parties are in material compliance with the terms of each CBA.  Neither Seller nor any Seller Party is the subject of any Proceeding seeking to compel it to bargain with any labor union or labor organization on behalf of the Irapuato Business Employees.

(f)                                   The consummation of the transactions provided in this Agreement shall not require the consent of any works councils, unions or similar labor organizations with respect to the Irapuato Business Employees, except as contemplated by Article VI or required under any CBA.

(g)                                  Since January 1, 2014, there have been no material collective or individual labor conflicts, work stoppages, slowdowns, walkouts or strikes with respect to the Irapuato Business Employees, and no such material collective or individual labor conflicts, work stoppages, slowdowns, walkouts or strikes are threatened as of the date of this Agreement.

(h)                                 Prior to the date of this Agreement, Seller has made available to Purchaser true and complete copies of all material individual employment agreements (or the forms thereof), employee compensation benefit plans, employee manuals and handbooks, internal work regulations and health and safety regulations, training plans, policy statements, profit sharing support documentation and other materials in effect as of the date of this Agreement relating to employment of the Irapuato Business Employees.

3.13                                           Absence of Changes or Events.  Since May 31, 2015, (a) there has not been a Business Material Adverse Effect and no change, effect, event, occurrence or state of facts has occurred that would reasonably be expected to result in a Business Material Adverse Effect, (b) Seller and the Seller Parties have conducted the Business in the ordinary course consistent with past practice, and (c) neither Seller nor any of the Seller Parties has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 5.01(a).

3.14                                           Compliance with Applicable Laws.  (a)  Seller and the Seller Parties conduct, and since January 1, 2014 have conducted, the Business in compliance in all material respects with all Applicable Law.  There are no material Proceedings pending or, to the knowledge of Seller, threatened against Seller or any of the Seller Parties alleging that the Business is or was in material violation of any Applicable Law and neither Seller nor any of the Seller Parties have received any written notice from a Governmental Entity of any claim of a material violation by the Business of any Applicable Law.  This Section 3.14(a) does not relate to Tax matters, such items being the subject of Section 3.10, to matters with respect to Seller Benefit Plans or employment matters, such items being the subject of Section 3.12, Section 3.14(c) and Section 3.14(d), to environmental matters, such items being the subject of Section 3.14(b) and Section 3.20, or to Applicable Food Laws, such items being the subject of Section 3.18 and Section 3.20.

(b)                                 Except for any matter that relates to Excluded Assets or Retained Liabilities, (i) Seller and the Seller Parties conduct and since January 1, 2014 have conducted the Business in material compliance with all Applicable Laws relating to (x) protection of human health, protection of the environment or the use of natural resources (including air, water and soil), (y) the use, storage, handling, generation, release or disposal of, or exposure to, any Hazardous Substance, or (z) standards of conduct or obligations to investigate, clean-up or perform Remedial Action with respect to any Hazardous Substances, or common law interpretation of any of the foregoing (“Environmental Laws”), (ii) Seller and the Seller Parties possess and are and have since January 1, 2014 been in compliance with all material Permits required under Environmental Laws or common law interpretations thereof for the conduct of the Business and (iii) there are no pending Proceedings against Seller or any of the Seller Parties alleging that Seller or any of the Seller Parties is in violation of or has any liability under any Environmental Law or common law interpretation thereof in connection with the conduct of the Business.  Neither Seller nor any Seller Party has since January 1, 2014 received from any person or Governmental Entity any written notice, demand, Claim or request for information relating to any violation or alleged violation of, or any Liability under, any Environmental Law or common law interpretation thereof in connection with, or affecting the, Business.  Since January 1, 2014, there has been no release, contamination or disposal of Hazardous Substances at or from the Irapuato Property or the Le Sueur Property or the properties listed in Section 3.06(b) of the Seller Disclosure Letter by Seller or any Seller Party or, to the knowledge of Seller, by any third-party, including any predecessor corporation thereof, at any of such real properties or, to the knowledge of Seller, at any third-party property, that has given or would, individually or in the aggregate reasonably be likely to give rise to any material Liability to Purchaser (including, after Closing, with respect to the Business or the Brands) under any Environmental Law or common law interpretations thereof.  None of the Transferred Real Property or the properties listed in Section 3.06(b) of the Seller Disclosure Letter (including soils, groundwater, surface water, indoor or outdoor environment, buildings and other structures) has been contaminated with any Hazardous Substance to the extent such properties require investigation or Remedial Action under any Environmental Law or common law interpretations thereof.  Seller has made available to Purchaser true and complete copies of all material environmental reports, environmental site assessments, studies or similar reports resulting from the investigation or assessment of the environmental conditions of the Transferred Real Property, in each case to the extent prepared in the last five years and in the custody of Seller.  Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.14(b) constitute the sole and exclusive representations and warranties of Seller and the Seller Parties hereunder with respect to environmental matters.

(c)                                  There are no, and since January 1, 2014 have been no, pending, or to Seller’s knowledge, threatened controversies, grievances, arbitrations, actions, suits, charges, proceedings or claims by or on behalf of any Irapuato Business Employee against Seller or any of its affiliates arising from, relating to or with respect to his or her employment or engagement, termination of employment or engagement or any employee benefits (other than routine claims for benefits).  The Business is, and since January 1, 2014 has been, operated in material compliance with all Applicable Laws relating to labor, employment and employment practices.

(d)                                 In operating the Business, neither Seller nor, to Seller’s knowledge, its affiliates, directors, officers, agents and employees acting Seller’s behalf have (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, or any other federal, foreign or state anti-corruption or anti-bribery Applicable Law or requirement applicable to the Business.

3.15                                           Inventory.   The Inventory was acquired or manufactured in the ordinary course of business.  On the Closing Date, except to the extent excluded from the Closing Inventory Amounts, the Transferred Inventory will consist of goods usable and saleable in the ordinary course of business.  All Inventory is valued at the lower of cost or market, the cost thereof being determined by the average cost method.  The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Business.  All of the Finished Goods Inventory complies in all material respects with Seller’s internal quality assurance guidelines.

3.16                                           Customers and Suppliers; Consumer and Trade Programs.  (a) Section 3.16(a) of the Seller Disclosure Letter lists (a) the 10 largest customers of the Business in terms of seller net sales during the fiscal year ended May 24, 2015 in each of the United States and Canada (the “Significant Customers”) and (b) the 10 largest suppliers of the Business in terms of invoices during the fiscal year ended May 24, 2015 (the “Significant Suppliers”), in each case excluding any co-packers or contract manufacturers.

(b)                                 Between May 24, 2015 and the date of this Agreement, no Significant Supplier has (i) materially and adversely modified or terminated its relationship with the Business or decreased materially (except for decreases occurring in the ordinary course of business) its services, supplies or materials to the Business, and to Seller’s knowledge, no such Person has threatened any such action in writing, or (ii) given Seller or any of the Seller Parties written notice of material and adverse modification or termination or intent to materially and adversely modify or terminate its relationship with Seller or any of the Seller Parties.

(c)                                  Between May 24, 2015 and the date of this Agreement, no Significant Customer has (i) materially and adversely modified or terminated its relationship with the Business or has decreased materially (except for decreases or limits occurring in the ordinary course of business) its usage or purchase of the products of the Business, or (ii) given Seller or any of the Seller Parties written notice of material and adverse modification or termination or intent to materially and adversely modify or terminate its relationship with Seller or any of the Seller Parties.

(d)                                 As of the date of this Agreement, to the knowledge of Seller, neither Seller nor any Seller Party has agreed with any existing customer to repurchase, or issue a credit or allow a return in respect of, any Products following the Closing Date, except to the extent such Products fail to meet specifications or as expressly provided in any Transferred Contract and except to the extent any such obligations would constitute Excluded Liabilities.

(e)                                  Section 3.16(e) of the Seller Disclosure Letter contains a summary, as of the date of this Agreement, of all material consumer-oriented marketing programs of the Business for which the Purchaser will be responsible after the Closing, including coupons (collectively, the “Consumer Programs”) and includes a description of each Consumer Program, the approximate duration of such Consumer Program, and an estimate of Seller’s and the Seller Parties’ obligations under such Consumer Program.

(f)                                   Section 3.16(f) of the Seller Disclosure Letter contains a summary, as of the date of this Agreement, of all material trade programs with customers of the Business for which the Purchaser will be responsible after the Closing (the “Trade Programs”), including a brief description of the Trade Programs, material pricing terms, the approximate duration of the Trade Programs, and certain estimated cost factors of the Trade Programs.

3.17                                           Manufacturing Relationships.  To the knowledge of Seller, as of the date of this Agreement, neither Seller nor any Seller Party has received any notice of termination or intent to terminate (or otherwise materially reduce its relationship with the Business) from any co-packer or contract manufacturer listed on Section 3.17 of the Seller Disclosure Letter.

3.18                                           Food Law Matters.  (a)  Seller and the Seller Parties conduct, and for the past three years have conducted, the Business in compliance with all Applicable Law related to the preparation, labeling, sale and distribution of food to consumers, including the applicable provisions of (i) the Federal Food, Drug, and Cosmetic Act, and the applicable regulations and requirements adopted by the FDA thereunder, (ii) the Canadian Food and Drugs Act and all applicable regulations and requirements adopted by Health Canada and the CFIA thereunder, (iii) the applicable statutes, regulations and requirements of the USDA, (iv) all applicable statutes, regulations, and requirements specifically relating to food labeling enforced by the FTC or the Canada Competition Bureau, and (v) requirements established by any state, provincial, local or foreign Governmental Authority responsible for regulating the preparation, labeling, sale and distribution of food products, including all applicable statutes, regulations or requirements enforced or established by Health Canada or CFIA (together with the FDA, USDA, Health Canada and CFIA, collectively, the “Food Authorities” and such statutes, regulations and requirements collectively, “Applicable Food Law”) and all terms and conditions imposed on the

Business in any material Permits granted by any Food Authority, except in each case for instances of non-compliance relating to Excluded Assets or Retained Liabilities or that would not reasonably be expected to be material and adverse to the Business.

(b)                                 For the past three years, (i) all Products, and (ii) to Seller’s knowledge, each of the co-manufacturers and co-packers of the Products (to the extent related to the Products), have complied and are in compliance with Applicable Food Law all terms and conditions imposed in any material Permits granted by any Food Authority, except in each case for instances of non-compliance that would not reasonably be expected to be material and adverse to the Business.  The foregoing includes any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures, shipping requirements and shelf-life requirements in each case as required under Applicable Food Law or material Permits granted by any Food Authority.

(c)                                  During the past three years, neither Seller nor any Seller Party has been excluded, debarred or suspended from participation under any government program pursuant to any Applicable Food Law, in each case with respect to the Business or the Products.

(d)                                 Section 3.18(d) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of each pending or, to the knowledge of Seller, threatened, Proceeding, and each material Proceeding that was pending since January 1, 2014, against Seller or any of the Seller Parties, which relates to the Business and asserts a material violation of Applicable Food Law by Seller or any of the Seller Parties.  Neither Seller nor any of the Seller Parties is a party or subject to or in default under any unsatisfied Judgment or settlement agreement or any Judgment or settlement agreement with continuing obligations, in each case related to Applicable Food Law and applicable to the conduct of the Business, other than any such Judgments or settlement agreements that are not material to the Business.

(e)                                  The finished goods included in the Transferred Inventory as of the Closing will: (x) have been properly handled and stored and be properly packaged and labeled in the ordinary course of business and fit for human consumption and (y) not be adulterated or misbranded within the meaning of Applicable Food Law.  All of the current packaging for the Products is adequate for normal shipping and storage in the ordinary course of business as currently conducted.

(f)                                   None of (i) the Business, any Product, any Transferred Real Property or the Belvidere Facility or (ii) to Seller’s knowledge, with respect to the Products, the persons that manufacture, process, package, supply ingredients and packaging materials for or distribute the Products or any other facilities in which the Products are manufactured, processed, packaged or held, has since January 1, 2014 has received or been made subject to (i) any warning letter, untitled letter, notice of inspectional observation (including FDA Form 483), notice of suspension, notice of intended enforcement or other adverse correspondence or notice from any Food Authority or (ii) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any

Food Authority, in each case that remains unresolved and that would reasonably be expected to materially and adversely affect the business.

(g)                                  None of Seller or the Seller Parties has since January 1, 2014 received and is currently subject to any written cease and desist order or other written order, ruling, memorandum of understanding or similar agreement or arrangement (whether temporary, preliminary or permanent) with, or is a party to a commitment letter or similar submission to, or has received and is subject to any supervisory letter or other written notice, or, to Seller’s knowledge, oral notice, of a formal action, suit, arbitration or proceeding, or, to Seller’s knowledge, any other Proceeding, in each case that restricts or restrains in any material respect, or otherwise imposes any material condition, restriction, qualification or limitation on, the manufacture, sale or distribution of the Products.

(h)                                 None of the current Products requires any specific approval of the FDA, USDA or any other Food Authority for the purpose of which they are being manufactured, prepared, produced, sold or distributed, which is material and has not been obtained.

3.19                                           Product Liability; Product Recall

(a)                                 None of Seller or the Seller Parties, or to Seller’s knowledge, with respect to the Products, the third persons that manufacture, process, package, supply ingredients or packaging materials for or distribute the Products, has since January 1, 2014 voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action in each case relating to an alleged lack of safety or regulatory compliance of any Product (collectively, a “Recall”).

(b)                                 To Seller’s knowledge, none of the Products that are currently released to the market (y) pose a significant or unreasonable risk of illness or injury when consumed in the intended manner and in accordance with the label directions of such Product, or (z) are currently reportable under the dietary notification or reporting pursuant to the FDA’s reportable food registry or any applicable similar reporting requirement maintained by an equivalent Food Authority having authority over the Business.

(c)                                  (i) With respect to any Products, there are no product warranty claims, or series of related product warranty claims, currently pending or, to Seller’s knowledge, threatened in writing against Seller or any Seller Party in an amount equal to or greater than $125,000; and (ii) there have been no such product warranty claims made against Seller or any Seller Party since January 1, 2014.  All Products currently manufactured, distributed or sold by or on behalf of Seller or any Seller Party comply in all material respects with all contractual requirements, covenants or express or implied warranties applicable thereto and are not subject to any material term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale for such products and services.  Neither Seller nor any Seller Party has, with respect to the Products, extended to any of its customers any written, non-uniform product warranties, indemnifications or guarantees.

3.20                                           Sufficiency of Assets.  The Belvidere Equipment includes all the material manufacturing equipment that is used by Seller or its Affiliates to manufacture the Products that are currently manufactured at the Belvidere Facility.  On the Closing Date, except for any Permits that are not included in the Transferred Assets and are required by Purchaser to conduct the Business and assuming the receipt of any Consents contemplated by this Agreement (including those listed on Section 3.03 of the Seller Disclosure Letter), the Transferred Assets, together with the services to be provided by Seller or its affiliates to Purchaser or its affiliates under the Ancillary Agreements, including the Transition Services Agreement and the Co-Manufacturing Agreement, are sufficient in all material respects to permit Purchaser or its affiliates to manufacture (or have manufactured) and sell the Products in a manner substantially consistent with the manner in which the Products are manufactured and sold by Seller or the applicable Seller Parties immediately before the Closing.

3.21                                           Brokerage.  No agent, broker, investment banker or other firm or person engaged by Seller or any of its affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Rothschild Inc., whose fees and expenses will be paid by Seller.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure letter (the “Purchaser Disclosure Letter”), if any, delivered by Purchaser to Seller in connection with this Agreement on or before the date hereof and the documents attached to or incorporated by reference therein, Purchaser hereby represents and warrants to Seller as follows:

4.01                                           Organization and Standing.  Purchaser is validly existing and in good standing under the laws of the State of Delaware.  Each of the Purchaser Parties is validly existing and in good standing (to the extent good standing exists as a legal concept in such jurisdiction) under the laws of its jurisdiction of organization.  Each of Purchaser and each of the Purchaser Parties has full corporate, limited liability company or partnership power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a material adverse effect on the ability of Purchaser, the Purchaser Parties and the Guarantor to consummate the Acquisition or otherwise comply with the terms of this Agreement (a “Purchaser Material Adverse Effect”).

4.02                                           Authority; Execution and Delivery; Enforceability.  Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated by this Agreement and such Ancillary Agreements.  Each of the Purchaser Parties has full corporate, limited liability company or partnership power and authority to execute, deliver and perform the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements.  Purchaser has taken all corporate action required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements.  Each of the Purchaser Parties has taken all corporate, limited liability company or partnership action required by its comparable organizational documents to authorize the execution, delivery and performance of the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Purchaser has duly executed and delivered this Agreement and on or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with the terms of this Agreement or such Ancillary Agreement subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.  Each of the Purchaser Parties on or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

4.03                                           No Conflicts or Violations; No Consents or Approvals Required.  The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser and each of the Purchaser Parties of each Ancillary Agreement to which it is, or is specified to be, a party will not and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements, will not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien upon any of the properties or assets of any of Purchaser, any Purchaser Party or their affiliates under, any provision of (i) the organizational documents of Purchaser, any Purchaser Party or their affiliates, (ii) any Contract to which Purchaser, any Purchaser Party or any of their respective affiliates is a party or by which any of their respective properties or assets is bound, (iii) any Judgment or (iv) Applicable Law applicable to Purchaser, any Purchaser Party or any of their respective affiliates or any of their respective properties or assets, other than, in the case of clauses (ii) and (iv) above, any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect.  No Consent of, or filing or submission with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser, any Purchaser Party or any of their affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition, other than (A) compliance with and filings under the HSR Act, (B) the Consents, filings and submissions, and termination or expiration of such other waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Applicable Law of Canada and Mexico (including, if applicable, any filings and submissions before the CFCE, as may be required under the LFCE, or the CFCE Approval), (C) compliance with and filings under Environmental Laws, (D) compliance with and filings under Section 13(a) of the Exchange Act, and (E) the registration, recordation or filing of the Intellectual Property Assignments, the Irapuato Deed and the Le Sueur Deed with the applicable Governmental Entities.

4.04                                           Proceedings.  There are not any (a) outstanding Judgments against Purchaser, any Purchaser Party or any of their affiliates, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, any Purchaser Party or any of their affiliates or (c) investigations by any Governmental Entity that are pending or, to the knowledge of Purchaser, threatened against Purchaser, any Purchaser Party or any of their affiliates that, in any such case, would reasonably be expected to have a Purchaser Material Adverse Effect.

4.05                                           Source of Funds; Solvency.  (a)  Pursuant to (i) the existing borrowing facilities of Purchaser (the “Existing Debt Facilities”) and (ii) an executed commitment letter from Barclays Bank PLC, Royal Bank of Canada and Bank of America, N.A. (the “New Lenders”), dated as of the date of this Agreement (the “Debt Commitment Letter”), the respective lenders party thereto have committed to provide financing sufficient, when taken with cash available to Purchaser, for Purchaser to consummate the Acquisition and the other transactions contemplated by this Agreement (collectively, the “Financing”).  Prior to the execution of this Agreement, Purchaser has delivered to Seller or made available on the SEC’s EDGAR system a true and complete copy of (i) the Existing Debt Facilities and (ii) the Debt Commitment Letter.

(b)                                             The obligations of the lenders to fund their commitments under the Existing Debt Facilities are not subject to any condition other than set forth in the Existing Debt Facilities.  To the knowledge of Purchaser, there are no facts or circumstances existing on the date of this Agreement that would reasonably be expected to (i) cause the Existing Debt Facilities to be ineffective or (ii) preclude or are reasonably likely to preclude in any material respect the satisfaction of the borrowing conditions set forth in the Existing Debt Facilities.  As of the date hereof, the Existing Debt Facilities are in full force and effect and, since the date Purchaser has delivered a copy thereof to Seller, have not been amended in any respect (except for any amendments after the date hereof that would not reasonably be expected to have a Purchaser Material Adverse Effect). All commitment and other fees required to be paid under the Existing Debt Facilities on or prior to the date hereof have been paid, and Purchaser is not in breach or default in any respect thereunder nor has any event occurred that with notice or lapse of time would result in any such breach or default.

(c)                                              The obligations of the New Lenders to fund the commitments under the Debt Commitment Letter are not subject to any condition other than set forth in the Debt Commitment Letter.  To the knowledge of Purchaser, there are no facts or circumstances existing on the date of this Agreement that would reasonably be expected to (i) cause the Debt Commitment Letter to be ineffective or (ii) that preclude or are reasonably likely to preclude in any material respect the satisfaction of the conditions set forth in the Debt Commitment Letter.  As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been amended in any respect. All commitment and other fees required to be paid under the Debt Commitment Letter on or prior to the date hereof have been paid, and Purchaser is not in breach or default in any respect thereunder nor has any event occurred that with notice or lapse of time would result in any such breach or default.

(d)                                             None of the funds to be paid by Purchaser pursuant to this Agreement will (i) be derived from, or related to, any activity that is deemed criminal or subject to sanctions under Applicable Law or (ii) cause Seller or any other Seller Party to be in violation of any

Applicable Law, including in each case the United States Bank Secrecy Act of 1970, the United States Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti Terrorist Financing Act of 2001, or any sanctions administered by any Governmental Entity.

(e)                                              As of the Closing and immediately after consummating the Acquisition and the other transactions contemplated by this Agreement, assuming the accuracy in all material respects of the representations and warranties of Seller set forth in this Agreement, Purchaser will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets (including both tangible and intangible assets) or because the present fair salable value of its assets (including both tangible and intangible assets) will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, including the Business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

4.06                                           Brokerage.  No agent, broker, investment banker or other firm or person engaged by Purchaser or any of its affiliates is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

ARTICLE V
INTERIM COVENANTS

5.01                                           Covenants Relating to Conduct of the Business.  Except for matters (x) set forth in Section 5.01 of the Seller Disclosure Letter, (y) expressly agreed to by Purchaser in writing (which agreement shall not be unreasonably withheld or delayed) or (z) otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing, Seller shall, and shall cause the Seller Parties to, conduct the Business in all material respects in the ordinary course in a manner substantially consistent with past practice and use commercially reasonable efforts to preserve the material business relationships with customers, suppliers, distributors and others with whom Seller and the Seller Parties deal in connection with the conduct of the Business.  Notwithstanding the foregoing, Purchaser acknowledges and agrees that relationships with Seller, the Seller Parties and certain of their respective affiliates providing services to the Business will terminate as of the Closing as contemplated in Section 11.03 and that such termination will not constitute a breach of this Agreement.  In addition, except as set forth in Section 5.01 of the Seller Disclosure Letter, except as otherwise expressly contemplated by the terms of this Agreement, Seller shall not, and shall cause the Seller Parties not to, do any of the following in connection with the Business without the prior written consent of Purchaser (which consent will not be unreasonably withheld or delayed):

(a)                                 adopt or amend any Seller Benefit Plan in a manner affecting any Irapuato Business Employee, grant any increase in compensation or benefits, or make any award or grant under any Seller Benefit Plan, to any Irapuato Business Employee in each case except (i) as required by Applicable Law, (ii) in the ordinary course of business or as required under existing agreements or Seller Benefit Plans or any applicable CBA, (iii) as would relate to a substantial number of other similarly situated employees of Seller, the Seller Parties or their respective affiliates or (iv) for any increases in compensation or benefits for which Seller or the Seller Parties will be solely liable; provided that the foregoing will not restrict Seller or the Seller Parties from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(b)                                 incur or assume any liabilities, obligations or indebtedness for borrowed money exclusively of the Business or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business;

(c)                                  subject any of the Transferred Assets to any Lien of any nature whatsoever, other than Permitted Liens;

(d)                                 waive any claims or rights of material value that relate exclusively to the Business or the Transferred Assets;

(e)                                  make any change in any method of accounting or accounting practice or policy that is exclusively applicable to the Business other than those required by generally accepted accounting principles or required by Applicable Law;

(f)                                   enter into any Contract that will be a Transferred Contract, except in the ordinary course of business;

(g)                                  extend, modify, terminate, renew, or waive a material right under, a Transferred Contract, except in the ordinary course of business;

(h)                                 sell, lease, sublease, license, sublicense or otherwise dispose of any material Transferred Asset, except (A) Inventory and obsolete or excess Equipment sold or disposed of in the ordinary course of business or (B) sales or dispositions of assets in the ordinary course of business that do not exceed $100,000 in the aggregate;

(i)                                     abandon, allow to lapse cancel or fail to maintain and protect any Transferred Intellectual Property and Transferred Technology that is material to the Business;

(j)                                    enter into any lease of real property that relates exclusively to the Business;

(k)                                 materially diminish, materially increase or terminate trade or consumer promotional programs that relate exclusively to the Business and in the aggregate are material to the Business, except in the ordinary course of business; or

(l)                                     agree, whether in writing or otherwise, to do any of the foregoing.

5.02                                           Access to Information.  Seller will, and will cause the Seller Parties to, afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable prior notice during normal business hours during the period before the Closing, to (a) personnel engaged in the conduct of the Business and (b) properties, books, Contracts, commitments and records to the extent relating to the Business (other than the Excluded Assets) including Product cost sheets, price lists and Product lists by SKU and location; provided, however, that in each case such access does not unreasonably disrupt the normal operations of Seller or any of the Seller Parties or the Business and does not include any sampling, testing or other intrusive environmental investigation without Seller’s consent; provided, further, that all such access will be coordinated and supervised by Seller or a representative designated by Seller for such purposes.  At the Closing, Seller shall make available to Purchaser specifications and finished product standards for the Products and for related raw materials, packaging materials, packaging labels and product labels.  Nothing contained in this Section 5.02 will obligate Seller, any of the Seller Parties or any of their respective affiliates to (i) violate any Applicable Law, (ii) breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise or (iii) jeopardize the protection of any attorney-client or attorney work product privilege or similar privilege.

5.03                                           Confidentiality; Communications.  Purchaser acknowledges that (a) the information being furnished or made available to it in connection with the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements and (b) communications between Purchaser and its affiliates, on the one hand, and any customer, supplier, contract manufacturer, distributor, officer, director, employee, or agent of Seller, the Seller Parties, or the Business, on the other hand, are in each case subject to the terms of a confidentiality agreement, dated as of May 21, 2015, between Purchaser (or its affiliate) and Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference and which will remain in full force and effect pursuant to the terms of the Confidentiality Agreement, notwithstanding execution of this Agreement.  Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate with respect to information relating exclusively to the Business (other than information relating to the Excluded Assets and the personnel engaged in the conduct of the Business); provided that any and all other information furnished or made available to it by Seller or Seller’s representatives concerning Seller, the Seller Parties and their respective affiliates will remain subject to the terms and conditions of the Confidentiality Agreement after the Closing notwithstanding the expiration or termination thereof.

5.04                                           Reasonable Best Efforts.  (a)  On the terms and subject to the conditions of this Agreement, each of Seller and Purchaser will use its reasonable best efforts to cause the Closing to occur as promptly as practicable, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing.

(b)                                 Each of Seller and Purchaser will as promptly as practicable, but in no event later than 10 business days after the execution and delivery of this Agreement, (i) file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated hereby pursuant to the HSR Act, (ii) file or cause to be filed with the Canada Competition Bureau any filings, if required, under Canada’s Competition Act, (iii) file or cause to be filed any filings, if required, to the CFCE, under the LFCE or in connection with the CFCE Approval, and (iv) make or cause to be made such other filings as are necessary in other jurisdictions in order to comply with any other applicable competition, merger control, antitrust or similar Applicable Law of any jurisdiction.  Each of Seller and Purchaser will promptly submit any supplemental information requested by the FTC, the DOJ or any other applicable Governmental Entity in connection with any such filing.  Any such filing or submission will be in substantial compliance with the requirements of the HSR Act or such other Applicable Law.  Each of Seller and Purchaser will furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission under the HSR Act or such other Applicable Law.

(c)                                  Without limiting the generality of Section 5.04, Purchaser will, and will cause each of its Affiliates to, take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any antitrust or competition Governmental Entity so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, and in any event before the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the exclusion from the Transferred Assets certain assets relating to the Business, the sale, divestiture or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby; provided that the effectiveness of such sale, divestiture or disposition or entry into such other arrangement will be contingent on the consummation of the contemplated transaction. In addition, Purchaser will, and will cause its Affiliates to, defend through litigation on the merits any action by any antitrust or competition Governmental Entity in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing on or before the Outside Date; provided, however, that the obligation of Purchaser set forth in this sentence will in no way limit the obligation of Purchaser to take any and all steps necessary to eliminate each and every impediment under any antitrust or competition law to close the transactions contemplated hereby on or before the Outside Date.

(d)                                 To assist Purchaser in complying with its obligations under Section 5.04(c), Seller shall, and shall cause its Affiliates to, enter into agreements or arrangements requested by Purchaser to be entered into by any of them prior to the Closing with respect to any matters contemplated by Section 5.04(c); provided, however, that (i) this Section 5.04 (other than the express terms of Section 5.04(f) relating to Permits) will not require Seller or any of its Affiliates to agree to any sale, divestiture, disposition or other arrangement with respect to any businesses or assets other than the Business and (ii) the effectiveness of any sale, divestiture or disposition or entry into such other arrangements will be contingent on the consummation of the contemplated transaction.  For the avoidance of doubt, Purchaser will take any and all actions necessary to ensure that (1) no requirement, waiver or Consent of the FTC, the DOJ, any state attorney general, the Canada Competition Bureau, the CFCE or other Governmental Entity, (2) no Judgment (including any temporary restraining order) or injunction in any Proceeding and (3) no other matter relating to any applicable competition, antitrust or similar Applicable Law would preclude consummation of the Acquisition by the Outside Date.

(e)                                  Each of Seller and Purchaser will (i) cooperate in all respects with each other in connection with any filing or submission made with any Governmental Entity relating to the Acquisition and in connection with any investigation or other inquiry by or before any Governmental Entity relating to the Acquisition, including any Proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ, the Canada Competition Bureau or any other Governmental Entity and of any material communication received or given in connection with any Proceeding by a private party, in each case relating to the Acquisition.  Subject to Applicable Law relating to the exchange of information, each of Seller and Purchaser will have the right to review in advance, and each of Seller and Purchaser will consult the other party on, all the information relating to the other party that appears in any filing or submission made with any Governmental Entity or any private party relating to the Acquisition.  Each of Seller and Purchaser agree not to participate in meetings or discussions, either in person or by telephone, with any Governmental Entity relating to the Acquisition unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.  Purchaser shall have principal responsibility for devising and implementing strategy for obtaining any necessary approvals, for responding to any inquiry or investigation, for responding to any request involving both Purchaser and Seller, and for leading all meetings and communications with any Governmental Entity that has authority to enforce antitrust or competition Law.

(f)                                   To the extent any material Permit that is used in the Business is not a Transferred Permit, the parties will cooperate in good faith in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser will obtain (without violating such Permit or any Applicable Law) the authorization, rights and benefits granted pursuant to such Permit and (ii) Purchaser will assume any related burden with respect to such authorization, rights and benefits, in each case solely to the extent relating the Business and without adversely affecting the other operations of the Seller and its affiliates that may use such Permit.  In furtherance of the foregoing, the parties will negotiate in good faith prior to the Closing an arrangement to provide the Purchaser with respect to the Irapuato Property with the authorization, rights and benefits relating to the Business currently held by Seller pursuant to that certain concession title granted to Seller by the National Water Commission.

5.05                                           Purchaser Financing. (a)  Purchaser shall use its reasonable best efforts to finalize and consummate the receipt of funds pursuant to the terms and conditions of the Financing, and will not terminate the Existing Debt Facilities or the Debt Commitment Letter or amend or waive any material provisions thereof (except for any amendments or waivers after the date hereof that would not reasonably be expected to have a Purchaser Material Adverse Effect) without the prior written consent of Seller, which reasonable best efforts shall include (i) negotiating definitive agreements with respect to the Debt Commitment Letter on terms and conditions contained therein (such definitive agreements, together with the Debt Commitment Letter and the agreements relating to the Existing Debt Facilities, the “Financing Agreements”),

(ii) satisfying on a timely basis all conditions in the Debt Commitment Letter and the Financing Agreements and (iii) consummating the Financing at or prior to the Closing.

(b)                                 In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Agreements, Purchaser shall use its reasonable best efforts to arrange to obtain, as promptly as reasonably practicable, financing on terms not materially less favorable to either Seller (including with respect to conditionality and the aggregate amount of the Financing) or Purchaser than those set forth in the Existing Debt Facilities and the Debt Commitment Letter from alternative sources in an amount sufficient to consummate the Acquisition and the other transactions contemplated by this Agreement (the “Alternative Financing”) and to obtain (and, when obtained, to provide Seller with a copy of) a new financing commitment for the Alternative Financing (the “Alternative Financing Commitment Letter”). To the extent applicable, Purchaser shall use reasonable best efforts to arrange and to consummate the Alternative Financing as soon as reasonably practicable on the terms and conditions described in the Alternative Financing Commitment Letter, which reasonable best efforts shall include (i) negotiating definitive agreements with respect thereto on terms and conditions contained therein (the “Alternative Financing Agreements”), (ii) satisfying on a timely basis all conditions in the Alternative Financing Commitment Letter and the Alternative Financing Agreements, (iii) enforcing its rights under the Alternative Financing Commitment Letter and the Alternative Financing Agreements and (iv) drawing upon any bridge financing provided for therein (if necessary).

(c)                                  Purchaser shall give Seller notice immediately following any breach or threatened breach or of any termination or threatened termination by any party of any Financing Agreement and, if applicable, the Alternative Financing Commitment Letter or the Alternative Financing Agreements.  Purchaser shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and, if applicable, the Alternative Financing, including providing copies of all material documents to Seller.

(d)                                 Prior to the Closing, Seller shall, and shall cause its affiliates to, at Purchaser’s sole cost and expense, use commercially reasonable efforts to provide to Purchaser such cooperation as may be reasonably requested by Purchaser in connection with the Financing, including (i) taking commercially reasonable actions as reasonably requested by Purchaser, in order to satisfy the conditions precedent to the consummation of, and funding under, and in order to comply with the terms and conditions of, the Financing or Alternative Financing, as applicable, (ii) if requested by Purchaser, facilitating Purchaser’s efforts to pledge any of the Transferred Assets as collateral (provided such pledging of collateral, for the avoidance of doubt, shall not be effective prior to the Closing), and (iii) using commercially reasonable efforts to assist Purchaser in obtaining estoppels, surveys, appraisals, and title insurance and similar instruments and agreements; provided, however, that such actions do not unreasonably interfere with the normal operations or employee relations of Seller or its affiliates or the Business; and, provided, further, that Seller shall not be required to pay any commitment fee or other fee or payment to obtain consent or to incur any liability (other than reasonable out-of-pocket expenses subject to reimbursement by Purchaser in accordance herewith) with respect to the Financing or Alternative Financing. Notwithstanding anything to the contrary herein, but without limiting the express terms of Section 11.12, in no event shall Seller be obligated to deliver any financial statements (audited or unaudited) relating to the Business in connection with the Financing or Alternative Financing.

(e)                                  Purchaser acknowledges and agrees that, except as otherwise expressly provided in this Section 5.05, Seller and its affiliates and representatives have no responsibility for any financing (including, for the avoidance of doubt, the Financing and the Alternative Financing) that Purchaser may raise in connection with the transactions contemplated hereby and shall not be requested to sign any authorization letter to the Lenders or other financing sources. Seller and its affiliates shall not have any responsibility for any offering materials or other related documents prepared by or on behalf of or utilized by Purchaser or its affiliates, the Lenders or other financing sources, in connection with Purchaser’s financing activities related to the transactions contemplated hereby, including any offering memorandum, banker’s book or any other written materials used in connection with any debt or securities offering or other such financing.

(f)                                   Notwithstanding anything contained herein to the contrary, compliance by Purchaser with this Section 5.05 shall not relieve Purchaser of its obligation, subject to the terms hereof, to consummate the transactions contemplated by this Agreement pursuant to the terms hereof whether or not the Financing or the Alternative Financing is available.

5.06                                           Real Estate Matters.  (a)  Seller shall, and shall cause the Seller Parties to, use commercially reasonable efforts to cooperate with Purchaser in obtaining, at Purchaser’s sole cost and expense, (i) an owner’s extended coverage title insurance policy or an unconditional commitment thereof with respect to each Transferred Real Property, issued by a nationally recognized title insurance company duly licensed in the relevant jurisdiction, dated as of a date reasonably proximate to the Closing Date, insuring Purchaser in such amounts (not less than the fair market value of the applicable Transferred Real Property) and together with such endorsements as are available in the relevant jurisdictions, and otherwise in such form, as Purchaser shall reasonably require, committing to insure good and marketable fee simple title to each Transferred Real Property, free and clear of all Liens other than Permitted Liens, and (ii) an appropriately certified ALTA/ACSM land title survey for each parcel of the Transferred Real Property from a licensed surveyor, dated as of a date reasonably proximate to the Closing Date, and showing no Liens other than Permitted Liens, and otherwise in form and substance reasonably satisfactory to Purchaser.  Notwithstanding the foregoing, none of Seller, the other Seller Parties or their affiliates shall be required to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement or to assume or incur any Liabilities.

(b)                                 As promptly as practicable after the date hereof, but in any event at least 10 business days prior to Closing, Purchaser will notify Seller in writing if Purchaser elects to acquire Irapuato Property 8 and Irapuato Property 9 (each as defined in Section 3.06(a) of the Seller Disclosure Letter).  In the event Purchaser provides such notice, Irapuato Property 8 and Irapuato Property 9 will be deemed to be part of the “Irapuato Property” included among the Transferred Assets.  In the absence of such election, Irapuato Property 8 and Irapuato Property 9 will be deemed not to have been disclosed in the Seller Disclosure Letter and will be deemed not to be part of the “Irapuato Property” for any purpose under this Agreement or the Ancillary Agreements.  For the avoidance of doubt, such election will be taken into account in the allocation of the Purchase Price pursuant to Section 10.02, but will not affect the amount of the Purchase Price.

5.07                                           Exclusivity.  Seller has been in negotiations with other parties concerning a possible sale of the Business and such other parties have obtained certain information relating thereto.  Seller agrees to immediately terminate, and to direct its applicable affiliates, representatives, agents, officers, employees, attorneys and accountants to terminate, all existing negotiations or activities with any such party other than Purchaser, its affiliates and their representatives.  Seller shall not, and shall not authorize, permit or direct any of its affiliates or any of its or their representatives to, directly or indirectly, (i) solicit the submission of proposals, inquiries or offers relating to, (ii) enter into discussions or negotiations with, or provide any confidential information to, any person, or (iii) enter into any agreement or agreement in principle, in each case in connection with any divestiture of the Business or similar transaction involving the Business or the Transferred Assets (other than Inventory and obsolete equipment in the ordinary course of business), in each case other than with respect to the Acquisition or otherwise with respect to Purchaser or its affiliates.

ARTICLE VI
MEXICO EMPLOYMENT MATTERS

6.01                                           Continuation of Employment; Employer Substitution.  (a)  For purposes of this Agreement, the term “Irapuato Business Employee” will refer to each employee of Seller or any of the Seller Parties who is (i) set forth on Section 6.01(a) of the Seller Disclosure Letter or (ii) after the date of this Agreement becomes employed by Seller or any of the Seller Parties at the Irapuato Property primarily in connection with the Business.

(b)                                 Each Irapuato Business Employee (whether or not actively at work) will be transferred to Purchaser (either directly or indirectly to one or more service companies) through an “employer substitution” (sustitución patronal) under Article 41 of the Mexican Federal Labor Law (Ley Federal de Trabajo) (each such transferred Irapuato Business Employee, a “Transferred Irapuato Employee”), as set out in greater detail in the Employer Substitution Agreement.  Purchaser (either directly or indirectly to one or more service companies) and Seller will jointly deliver a written employer substitution notice to all Irapuato Business Employees.  Purchaser (and any affiliate employing any Transferred Irapuato Employee) will ensure that the terms and conditions of employment of each Transferred Irapuato Employee (A) will, for at least 6 months following the employer substitution, be the same as (or, subject to the other provisions of this Article VI and to the extent permitted under Applicable Law with respect to an employer substitution, substantially similar to) those in effect immediately before the employer substitution, (B) be sufficient to avoid statutory or other severance obligations and to avoid severance and similar obligations under any applicable severance benefit plan, program, policy, agreement or arrangement and (C) otherwise comply in all respects with Applicable Laws and Purchaser’s covenants set forth in this Article VI.  Effective as of the Effective Time, each Transferred Irapuato Employee will cease to be an employee of Seller and will cease to participate in any Seller Benefit Plan.  Nothing herein will be construed as a representation, warranty, covenant or guarantee by Seller or any Seller Party that some or all of the Irapuato Business Employees will remain employed by the Seller Parties at any time or will continue employment with Purchaser after Closing.

(c)                                  Without limiting the other obligations of Purchaser hereunder or in the Employer Substitution Agreement, from and after the Effective Time, Purchaser and its affiliates will give each Transferred Irapuato Employee full credit for all purposes under any employee benefit plans or arrangements maintained by Purchaser and its affiliates for such Transferred Irapuato Employee’s service with Seller, the Seller Parties and any of their respective predecessor employers to the same extent recognized by Seller and the Seller Parties immediately before the Effective Time.

6.02                                           Continuation of Benefits.  Without limiting the other obligations of Purchaser hereunder or in the Employer Substitution Agreement, until the later of June 1, 2016 and the date that is six months after the Closing Date, Purchaser will, or will cause its affiliates to, provide each Transferred Irapuato Employee with (a) salary and cash bonus opportunities that in each case are no less favorable to such Transferred Irapuato Employee than those in effect immediately before the Effective Time and (b) employee benefit plans and arrangements (other than salary, cash bonus opportunities and equity and equity-based compensation plans and arrangements) that are substantially comparable in the aggregate to those provided to such Transferred Irapuato Employee immediately before the Closing Date.  Purchaser agrees to honor and assume, and to cause its affiliates to honor and assume, in accordance with their respective current terms (but subject to any right of Purchaser to amend or terminate such arrangements in accordance with such terms), each employment, deferred compensation, severance, termination or other agreement or arrangement between Seller or any of the Seller Parties, on the one hand, and any Transferred Irapuato Employee, on the other hand, in each case to the extent the Liabilities under such arrangements arise out of, relate to or are in respect of the period from and after the Closing.

6.03                                           Severance.  Notwithstanding anything to the contrary in this Agreement, but without limiting the other obligations of Purchaser hereunder or in the Employer Substitution Agreement, Purchaser agrees to provide each Transferred Irapuato Employee whose employment is terminated by Purchaser or its affiliates during the one-year period immediately following the Closing Date with severance benefits that are no less favorable than the greater of (a) the severance benefits provided by the Seller severance plan applicable to such Transferred Irapuato Employee immediately before the Closing Date and (b) the severance benefits such Transferred Irapuato Employee would be entitled to receive under the plan, program, policy, agreement or arrangement of Purchaser or its affiliates applicable to similarly situated employees immediately before such termination, in each case taking into account such Transferred Irapuato Employee’s length of service with Seller or the applicable Seller Party as provided in Section 6.01(c).  Seller and Purchaser intend that (i) the transactions contemplated by this Agreement will not constitute a severance of employment of any Transferred Irapuato Employee before or upon the consummation of such transactions and (ii) the Transferred Irapuato Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing.  Purchaser will assume all Liabilities in respect of claims made by any Irapuato Business Employees for severance or other separation benefits (including claims for wrongful dismissal, notice of termination of employment or pay in lieu of notice) arising out of, relating to or in respect of (A) Purchaser’s failure to give the employer substitution notice to any Irapuato Business Employee in accordance with this Agreement, (B) any Transferred Irapuato Employee’s termination of employment on or after the Effective Time or (C) any Transferred Irapuato Employee’s resignation from employment on or after the Effective Time.

6.04                                           Certain Welfare Benefits Matters.  (a)  No later than the Closing Date, Purchaser will establish or cause to be established, at its own expense, benefit plans that provide life insurance, health care, dental care, accidental death and dismemberment insurance, disability and other group welfare benefits for Transferred Irapuato Employees (“Purchaser Welfare Plans”), subject to the same coverage limits as such group welfare benefits granted by Seller to the Transferred Irapuato Employees immediately prior to Closing.  Purchaser will (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Irapuato Employees and their eligible dependents under the Purchaser Welfare Plans to the extent waived or otherwise satisfied under the applicable corresponding Seller Benefit Plan immediately before the Effective Time and (ii) provide each Transferred Irapuato Employee and his or her eligible dependents with credit for any co-payments and deductibles paid before the Effective Time in the calendar year in which the Effective Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements under any Purchaser Welfare Plans in which such Transferred Irapuato Employee participates after the Effective Time.

(b)                                 Seller and the applicable Seller Parties will be responsible in accordance with their respective welfare plans in effect before the Effective Time for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, under such plans before the Effective Time by Transferred Irapuato Employees and their eligible dependents.  Purchaser will be responsible in accordance with the applicable Purchaser Welfare Plans for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, on or after the Effective Time by Transferred Irapuato Employees and their eligible dependents.  For purposes of this Section 6.04(b), a claim will be deemed to have been incurred on (i) the date of death or dismemberment in the case of claims under life insurance and accidental death and dismemberment policies or (ii) the date on which the charge or expense giving rise to such claim is incurred (without regard to the date of inception of the related illness or injury or the date of the submission of the claim related thereto) in the case of all other claims; provided, however, that in the event of a hospital stay that commences before the Effective Time and ends at or after the Effective Time, the cost thereof will be apportioned between Seller, on the one hand, and Purchaser, on the other hand, with Seller responsible for that portion of the cost incurred before the Effective Time and Purchaser responsible for the balance of such cost.

6.05                                           Bonus Plan.  Seller will make a prorated annual bonus payment to each Transferred Irapuato Employee as of, and who remains employed through, the Closing, the amount (if any) of which will equal the product of the applicable Transferred Irapuato Employee’s annual bonus amount (as described in the next sentence) multiplied by a fraction, the numerator of which is the number of days in the calendar year in which the Closing Date occurs that elapse before the Closing Date, and the denominator of which is 365.  Seller may determine the annual bonus amount using any good faith methodology (which need not be the same for each Transferred Irapuato Employee), including by basing such amount upon target bonus or upon actual performance.  Such prorated bonuses will be paid no later than the date on which Seller pays annual bonuses to similarly situated other employees of Seller and its Affiliates.

6.06                                           Accrued Vacation.  For purposes of determining the number of vacation days to which each Transferred Irapuato Employee will be entitled during the calendar year in which the Effective Time occurs, Purchaser will assume and honor all vacation days accrued or earned but not yet taken by such Transferred Irapuato Employee as of the Effective Time.  To the extent that a Transferred Irapuato Employee is entitled under Applicable Law or any policy of Seller or the Seller Parties to be paid for any vacation days accrued or earned but not yet taken by such Transferred Irapuato Employee as of the Effective Time, Purchaser will discharge the Liability for such vacation days.

6.07                                           Liabilities.  Except as otherwise specifically provided in this Article VI or Applicable Law, effective as of the Closing, (a) Seller and the Seller Parties will retain all Liabilities relating to employment and employee benefits that are incurred or arise before the Closing Date, in each case, that relate to the Irapuato Business Employees (or any dependent or beneficiary of any Irapuato Business Employee) and (b) Purchaser will not assume any such Liabilities.  Except as otherwise specifically provided in this Agreement, effective as of the Closing, (i) Purchaser will be responsible for all Liabilities that are incurred or arise on or after the Closing Date and that relate to Purchaser’s employment relationship with any Transferred Irapuato Employee (or any dependent or beneficiary of any Transferred Irapuato Employee) and (ii) Seller and the Seller Parties will not retain or be responsible for any such Liabilities.

6.08                                           Collectively Bargained Employees.  With respect to each CBA, Purchaser will, or will cause one of its affiliates to, enter into a new CBA with the union representing the Transferred Irapuato Employees pursuant to which the Purchaser or such affiliate agrees to terms and conditions relating to the Transferred Irapuato Employees substantially identical to those effective as of the Effective Time (including the obligation to honor the terms and conditions of the original CBA and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative or authorized bargaining agent of an employee group or for any other purpose).  In any event, as of the Effective Time, Purchaser and its affiliates will be the “employer” of each Transferred Irapuato Employee for purposes of each CBA and Purchaser and its affiliates will, subject to the immediately succeeding sentence, have sole responsibility for all Liabilities arising under the CBAs.  Following the Effective Time, any employee benefit that is required pursuant to any CBA to be provided to any Transferred Irapuato Employee pursuant to a Seller Benefit Plan (other than benefits accrued and vested as of the Closing under any Seller Benefit Plan that is not assumed as of the Closing by Purchaser and its affiliates pursuant to this Article VI) will instead be provided pursuant to an employee benefit plan maintained by Purchaser or one of its affiliates. Notwithstanding anything to the contrary in this Article VI and for the avoidance of doubt, Purchaser agrees that the provisions of this Article VI will be subject to any applicable provisions of each CBA in respect of Transferred Irapuato Employees to the extent the provisions of this Article VI are inconsistent with or otherwise in conflict with the provisions of such CBA.

6.09                                           Administration; Employee Communications.  (a)  Following the date of this Agreement, Seller and Purchaser will reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including exchanging information and data relating to employee benefits and employee benefit plan coverages, and in obtaining any governmental approvals required hereunder.

(b)                                 From the date of this Agreement to the Closing, Purchaser will consult with Seller and obtain Seller’s consent (which consent will not be unreasonably withheld or delayed) before distributing any communications to Irapuato Business Employees, whether relating to employee benefits, post-Closing terms of employment or otherwise; provided, however, that Purchaser will be permitted to provide communications to Irapuato Business Employees as part of the employee communications plan jointly developed by Purchaser and Seller.  Seller will reasonably consult with Purchaser before commencing any information or consultation process with any labor unions that are required to accomplish the transfer of Irapuato Business Employees to Purchaser or one of its affiliates.

6.10                                           No Third-Party Beneficiaries.  Notwithstanding any other provision herein to the contrary and without limiting the generality of Section 12.02, no provision of this Article VI will (a) be construed to establish, amend or modify any benefit or compensation plan, program, policy, agreement or arrangement or (b) create any third-party beneficiary rights or obligations in any person (including for the avoidance of doubt any Irapuato Business Employee) other than the parties hereto or any right to employment or continued employment or to a particular term or condition of employment with Purchaser or any of its affiliates.

ARTICLE VII
CONDITIONS TO CLOSING

7.01                                           Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase, acquire, accept and pay for the Transferred Assets and to assume the Assumed Liabilities, and the obligation of Seller to, or to cause the Seller Parties to, sell, transfer, assign and deliver the Transferred Assets to Purchaser, is subject to the satisfaction (or waiver in writing by both Purchaser and Seller) on or before the Closing Date of the following conditions:

(a)                                 Governmental Approvals.  The waiting period under the HSR Act will have expired or been terminated.  All other material Consents of, or registrations, declarations, filings or submissions with, or expirations or terminations of or exemptions from waiting periods, if any, imposed by, any Governmental Entity legally required for the consummation of the Acquisition (including pursuant to Foreign Antitrust Laws) will have been obtained or made or will have occurred.

(b)                                 No Injunctions or Restraints.  No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition will be in effect; provided, however, that each of the parties will have used its reasonable best efforts as required by Section 5.04.

7.02                                           Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase, acquire, accept and pay for the Transferred Assets and to assume the

Assumed Liabilities is subject to the satisfaction (or waiver in writing by Purchaser) on or before the Closing Date of the following conditions:

(a)                                 Representations and Warranties.  (i) The Specified Representations of Seller (other than those set forth in Section 3.10) shall be true and correct in all material respects as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and (ii) all other representations and warranties of Seller in this Agreement shall be true and correct as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in the case of clause (ii), except for breaches as to matters that would not reasonably be expected to have a Business Material Adverse Effect.  For purposes of Section 7.02(a)(ii), any representations or warranty made by Seller in this Agreement containing a Materiality Qualifier shall be read as if such Materiality Qualifier were not present.

(b)                                 Performance of Obligations of Seller.  Seller will have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c)                                  No Business Material Adverse Effect.  During the period from the date of this Agreement until the Closing, no event shall have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(d)                                 Ancillary Agreements.  Each of the Ancillary Agreements to which Seller or any of its affiliates is a party will have been executed and delivered by Seller and will remain in full force and effect.

(e)                                  Closing Certificate.  Purchaser shall have received a certificate signed by an authorized officer of Seller dated as of the Closing Date to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

7.03                                           Conditions to Obligation of Seller.  The obligation of Seller to, or to cause the Seller Parties to, sell, transfer, assign and deliver the Transferred Assets is subject to the satisfaction (or waiver by Seller) on or before the Closing Date of the following conditions:

(a)                                 Representations and Warranties.  (i) The Specified Representations of Purchaser and the representations and warranties of the Guarantor shall be true and correct in all material respects as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and (ii) all other representations and warranties of Purchaser in this Agreement shall be true and correct as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in the case of clause (ii), except for breaches as to matters that would not reasonably be expected to have a Purchaser Material Adverse Effect.  For purposes of Section 7.03(a)(ii), any representations or warranty made by

Seller in this Agreement containing a Materiality Qualifier shall be read as if such Materiality Qualifier were not present.

(b)                                 Performance of Obligations of Purchaser.  Purchaser will have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c)                                  Ancillary Agreements.  Each of the Ancillary Agreements to which Purchaser or any of its affiliates is a party will have been executed and delivered by Purchaser and will remain in full force and effect.

(d)                                 Closing Certificate.  Seller shall have received a certificate signed by an authorized officer of Purchaser dated as of the Closing Date to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

7.04                                           Frustration of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its best efforts to cause the Closing to occur, as required by Section 5.04.

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION

8.01                                           Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement may be abandoned at any time before the Closing:

(i)                                                        by mutual written consent of Seller and Purchaser;

(ii)                                                     by (x) Seller, if any of the conditions set forth in Section 7.01 or Section 7.03 have become incapable of fulfillment by the Outside Date and shall not have been waived by Seller, or (y) Purchaser, if any of the conditions set forth in Section 7.01 or Section 7.02 have become incapable of fulfillment by the Outside Date and shall not have been waived by Purchaser;

(iii)                                                  by Seller or Purchaser, if the Closing does not occur on or before the Outside Date; or

(iv)                                                 by Seller if (A) all of the conditions to Purchaser’s obligations set forth in Section 7.01 and Section 7.02 have been satisfied or (to the extent permitted by law) waived by Purchaser (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being reasonably capable of being satisfied at the Closing), (B) Seller has delivered written notice to Purchaser, on or after the date such conditions have been satisfied but at least two business days prior to terminating this Agreement pursuant to this Section 8.01(a)(iv), that Seller may exercise its rights under this Section 8.01(a)(iv) and (C) Purchaser has failed to complete the Closing within two business days following the date the Closing is required to be consummated pursuant to Section 2.01 due to the proceeds of the Financing not being available in full pursuant to the Financing Agreements or Alternate Financing Agreements.

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties or covenants contained in this Agreement.

(b)                                 In the event of termination by Seller or Purchaser pursuant to this Section 8.01, prompt written notice thereof will be given to the other party and the transactions contemplated by this Agreement will be abandoned, without further action by any party.  If the transactions contemplated by this Agreement are abandoned as provided herein, (x) all confidential information received by Purchaser, its directors, officers, employees, agents, representatives or advisors with respect to the businesses of Seller, the Seller Parties and their respective affiliates (including with respect to the Business) will be treated in accordance with the Confidentiality Agreement, which will remain in full force and effect notwithstanding the termination of this Agreement, and (y) all confidential information received by Seller, its directors, officers, employees, agents, representatives or advisors with respect to the businesses of Purchaser and its affiliates will be kept confidential in the same manner as Seller’s confidential information is required to be treated in accordance with the Confidentiality Agreement.

(c)                                  Subject to the last sentence of Section 8.01(d), in the event of an Antitrust Failure or a Financing Failure, Purchaser shall pay or cause to be paid to Seller a fee of $57,375,000 (the “Reverse Termination Fee”) by wire transfer of same-day funds no later than the effective date of such termination (in the case of a termination by Purchaser) within two business days of the effectiveness of such termination (in the case of termination by Seller).  “Antitrust Failure” means the termination of this Agreement by Purchaser or Seller pursuant to Section 8.01(a)(ii) or Section 8.01(a)(iii) after all of the conditions to Purchaser’s obligations set forth in Article VII have been satisfied or (to the extent permitted by law) waived other than (i) solely to the extent the failure of such conditions relates to the HSR Act or Foreign Antitrust Law, the conditions set forth in Section 7.01(a), (ii) solely to the extent the failure of such conditions relates to the HSR Act or Foreign Antitrust Law, the conditions set forth in Section 7.01(b), and (iii) those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being reasonably capable of being satisfied at the Closing.  “Financing Failure” means the termination of this Agreement by Seller pursuant to Section 8.01(a)(iv).

(d)                                 Each of Seller and Purchaser acknowledges and agrees that (i) the agreements contained in Section 8.01(c) are an integral part of the Agreement and the transactions contemplated hereby, (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement and payment in full of the Reverse Termination Fee pursuant to Section 8.01(c), the right to such payment constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty) and (iii) if the Reverse Termination Fee is payable but not timely paid as required by Section 8.01(c), Seller shall be entitled to seek and receive, in addition to the Reverse Termination Fee, interest thereon and Seller’s costs and expenses of collection thereof (including reasonable attorneys’ fees and expenses).  Notwithstanding anything to the contrary set forth herein, Seller may pursue the remedies permitted pursuant to Section 12.14 at any time prior to a valid termination of this Agreement by Seller pursuant to Section 8.01, and in the event of a willful and material breach by Purchaser of the terms, conditions or other provisions of this Agreement, may at Seller’s election pursue its actual damages arising from such breach in accordance with the last sentence of Section 8.02 in lieu of receiving the Reverse Termination Fee.

(e)                                  Notwithstanding anything to the contrary in this Agreement, if Purchaser fails to effect the Closing when required pursuant to the terms hereof, then Seller’s sole and exclusive remedies (regardless of the Theory of Liability asserted) against Purchaser in respect of this Agreement, any Ancillary Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby shall be to (i) seek an order of specific performance or pursue damages prior to termination of this Agreement pursuant to Section 12.14 or (ii) terminate this Agreement in accordance with Section 8.01(a) and either (A) collect from Purchaser, if payable pursuant to Section 8.01(c), the Reverse Termination Fee, or (B) pursue any damages payable pursuant to the last sentence of Section 8.02.  Upon payment of the Reverse Termination Fee by or on behalf of Purchaser pursuant to Section 8.01(c), (1) except with respect to the provisions of the Surviving Provisions, no Purchaser Related Party or Financing Source shall have any liability or obligation relating to or arising out of (including as a result of any breach of any representation, warranty, covenant or agreement relating to or arising out of, or the termination of) this Agreement, any other Ancillary Agreement (including the Debt Commitment Letter) or any of the transactions contemplated hereby or thereby, and (2) Seller shall use commercially reasonable efforts to cause any Proceeding pending in connection with this Agreement, any other Ancillary Agreement (including the Debt Commitment Letter) or any of the transactions contemplated hereby or thereby, to the extent maintained by Seller or any of its affiliates, against Purchaser, to be dismissed with prejudice and without liability of any party for costs, fees or expenses, promptly following the payment of any such amounts.  For purposes hereof, “Theory of Liability” shall mean any claims, obligations, liabilities, causes of action, actions or Proceedings (in each case, whether in contract or in tort, at law or in equity, or pursuant to law) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to, this Agreement or any other Ancillary Agreement (including the Debt Commitment Letter), or the negotiation, execution, performance, termination or breach (whether intentional, willful, negligent or otherwise) of this Agreement or any other Ancillary Agreement (including the Debt Commitment Letter), including any representation or warranty made in, or other oral or written information, statement or communication made or provided in connection with, or as an inducement to enter into, this Agreement or any other Ancillary Agreement (including the Debt Commitment Letter), and including theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise.  The parties acknowledge and agree that, notwithstanding anything expressed or implied in this Agreement or elsewhere, in no event shall (a) Purchaser be required to pay the Reverse Termination Fee on more than one occasion, (b) Purchaser be required to pay the Reverse Termination Fee and any amounts pursuant to the last sentence of Section 8.02 (other than with respect to the Surviving Provisions), or (c) both an award of specific performance pursuant to Section 12.14(b) be satisfied resulting in actual payment of the Purchase Price to Seller and the Reverse Termination Fee be paid.

8.02                                           Effect of Termination.  If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.01, this Agreement will become null and void and of no further force and effect, except for the provisions of (i) Section 5.03 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from Seller or Seller’s representatives, (ii) Section 8.01 and this Section 8.02, (iii) Section 11.01 relating to publicity, and (iv) Article XII (the “Surviving Provisions”).  Except as expressly set forth in Section 8.01(e), nothing in Section 8.01 or this Section 8.02 will be deemed to release any party from any Liability for any breach that is both willful and material by such party of the terms, conditions or other provisions of this Agreement or, prior to termination of this Agreement, to impair the right of any party to compel specific performance by the other party of its obligations under this Agreement in accordance with Section 12.14.

ARTICLE IX
INDEMNIFICATION

9.01                                           Indemnification by Seller.  Subject to the limitations set forth in Section 9.04, from and after the Closing, Seller will indemnify, defend and hold harmless Purchaser and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all claims, losses, damages, liabilities, obligations or expenses, including reasonable legal fees and expenses and reasonable amounts paid in investigation, defense or settlement of the foregoing (collectively, “Losses”), suffered or incurred by such Purchaser Indemnitee (without duplication for any Loss for which indemnification may be provided under more than one provision of this Section 9.01) to the extent arising or resulting from any of the following:

(a)                                 any breach of, or inaccuracy in, any representation or warranty of Seller contained in (i) this Agreement or (ii) the certificate delivered pursuant to Section 7.02(e);

(b)                                 any breach of any covenant or other agreement of Seller contained in this Agreement;

(c)                                  any Retained Liability; and

(d)                                 any fees, expenses or other payments incurred or owed by Seller or its affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

9.02                                           Indemnification by Purchaser.  Subject to the limitations set forth in Section 9.04, from and after the Closing, Purchaser will indemnify, defend and hold harmless Seller and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all Losses suffered or incurred by such Seller Indemnitee (without duplication for any Loss for which indemnification may be provided under more than one provision of this Section 9.02) to the extent arising or resulting from any of the following:

(a)                                 any breach of, or inaccuracy in, any representation or warranty of Purchaser contained in (i) this Agreement or (ii) the certificate delivered pursuant to Section 7.03(d);

(b)                                 any breach of any covenant or other agreement of Purchaser contained in this Agreement;

(c)                                  any Assumed Liability; and

(d)                                 any fees, expenses or other payments incurred or owed by Purchaser or its affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

9.03                                           Indemnification Procedures.  (a)  Procedures Relating to Indemnification of Third Party Claims.  If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Sections 9.01 or 9.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party will promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant notices and documents (including court papers, if any) evidencing such Third Party Claim and the basis for indemnification sought and otherwise in reasonable detail.  Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnifying Party will have 45 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense thereof; provided that the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim that seeks the imposition of criminal penalties or other sanctions (other than the payment of money) that would be reasonably expected to materially and adversely affect the Business.  If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice, which counsel must be reasonably acceptable to the Indemnified Party.  So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith and is fulfilling its obligations with respect thereto, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, it being understood that the Indemnifying Party will control such defense, (ii) the Indemnified Party will not file any papers, admit any liability with respect to, or consent to the entry of any judgment or enter into any settlement with respect to or otherwise compromise or discharge the Third Party Claim without the prior written consent of the Indemnifying Party, (iii) the Indemnifying Party will not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, in each case, without the prior written consent of the Indemnified Party (such written consent not to be unreasonably withheld or delayed) and (iv) all the Indemnified Parties will cooperate in the defense or prosecution thereof as reasonably requested by the Indemnifying Party, including the retention and (upon the Indemnifying Party’s request) the furnishing to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material furnished hereunder.  If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party will consent to any judgment or agree to any settlement, compromise or discharge with respect to a Third Party Claim that the

Indemnifying Party may recommend and that by its terms only involves money damages and not equitable relief and obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Party completely in connection with such Third Party Claim.  Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party will not file any papers, admit any liability or consent to the entry of any judgment or enter into any settlement with respect to, or otherwise compromise or discharge, such Third Party Claim without the prior written consent of the Indemnifying Party.  The parties will use reasonable best efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims.  The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto.  For the avoidance of doubt, whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any judgment consented to, any settlement entered into, without the Indemnifying Party’s prior written consent.

(b)                                 Procedures for Non-Third Party Claims.  The Indemnified Party will promptly provide the Indemnifying Party with written notice of its discovery of any matter giving rise to a claim of indemnity pursuant to this Article IX that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party, with such written notice stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant notices and documents (including court papers, if any) evidencing such matter and the basis for indemnification sought and otherwise in reasonable detail.  The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except only to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnifying Party will have 60 days from receipt of any such written notice to give notice of dispute of the claim to the Indemnified Party, which notice shall state in reasonable detail the reason for such dispute.  The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters.  Such assistance and cooperation will include providing reasonable access, in a manner that does not unreasonably disrupt the normal operation of the business of the Indemnified Party, to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

9.04                                           Limitations on Indemnification.  (a)  Notwithstanding the foregoing provisions of this Article IX, (i) Seller will not be liable, pursuant to Section 9.01(a), and Purchaser will not be liable, pursuant to Section 9.02(a), for any indemnifiable Losses suffered by any Purchaser Indemnitee or Seller Indemnitee, as applicable, arising out of a breach of any representation or warranty of Seller or Purchaser, as applicable, herein unless a claim therefor is asserted in writing before the end of the applicable survival period pursuant to Section 9.04(b), failing which such claim will be waived and extinguished, (ii) Seller will not be liable, pursuant to Section 9.01(a), for (A) any Losses suffered by any Purchaser Indemnitee unless the aggregate of all Losses suffered by the Purchaser Indemnitees exceeds, on a cumulative basis, an amount equal to $7,650,000 (the “Deductible”), and then Seller will only be liable to the extent of any such excess, or (B) any individual items or series of related items where the Loss relating thereto is less than $100,000 (the “Mini-Basket”), and such items will not be aggregated for purposes of the immediately preceding clause (A), (iii) Purchaser will not be liable, pursuant to Section 9.02(a), for (A) any Losses suffered by any Seller Indemnitee unless the aggregate of all Losses suffered by the Seller Indemnitees exceeds, on a cumulative basis, an amount equal to the Deductible, and then Seller will only be liable to the extent of any such excess, or (B) any individual items or series of related items where the Loss relating thereto is less than the Mini-Basket, and such items will not be aggregated for purposes of the immediately preceding clause (A), (iv) the aggregate liability of Seller hereunder, pursuant to Section 9.01(a), for Losses suffered by the Purchaser Indemnitees will in no event exceed $95,625,000 (the “Cap”), (v) the aggregate liability of Purchaser hereunder, pursuant to Section 9.02(a), for Losses suffered by the Seller Indemnitees will in no event exceed the Cap, and (vi) neither party hereto will be liable to the other party for punitive damages or any damages that are not reasonably foreseeable and proximate consequences of such breach (in each case other than those paid or payable to third parties with respect to Third Party Claims) claimed by such other party resulting from such first party’s breach of its representations, warranties or covenants hereunder or otherwise in connection with this Agreement or the transactions contemplated hereby.  In no event will Seller be obligated to indemnify the Purchaser Indemnitees or any other person with respect to any matter to the extent that such matter was specifically taken into account as a reserve in the final determination of the Closing Inventory Amounts; provided that the limitations in foregoing clauses (i) to (v) shall not apply to claims of, or causes of action arising from, the Specified Representations or intentional fraud by the Indemnifying Party.

(b)                                 The representations, warranties and covenants contained in this Agreement and in any document delivered in connection herewith will survive the Closing solely for purposes of this Article IX as follows: (i) the representations and warranties set forth in Section 3.10 and Section 3.14(b) will survive until sixty (60) days after the expiration of the applicable statute of limitations, (ii) the Specified Representations (other than those set forth in Section 3.10) will survive until the 20th anniversary of the Closing Date, (iii) all other representations and warranties in Article III and Article IV will survive for eighteen months following the Closing, (iv) the covenant in Section 5.02 will not survive the Closing and (v) the other covenants set forth herein will survive the Closing to the extent, if any, provided pursuant to the terms thereof.

(c)                                  Purchaser and Seller will cooperate with each other with respect to resolving any Loss with respect to which one party is obligated to indemnify the other party hereunder, including by using commercially reasonable efforts to mitigate any such Loss; provided, however, that this sentence shall not require any party hereto to initiate or pursue litigation or other claims against third parties (other than taking the relevant administrative steps to file for or make ordinary course claims under insurance policies, “pass through” warranties or other indemnification or reimbursement Contracts from third parties) in respect of such Loss.  Subject to the other terms of this Article IX, the costs and expenses of such mitigation efforts shall be included in the Losses for which the Indemnified Party is entitled to indemnification hereunder.

(d)                                 Purchaser acknowledges and agrees that (i) other than the representations and warranties of Seller specifically contained in Article III of this Agreement, the certificate delivered pursuant to Section 7.02(e)  and any representations and warranties expressly set forth in the Transition Services Agreement, the Co-Manufacturing Agreement or the Intellectual Property License, none of Seller, any of its affiliates or any other person has made any representation or warranty either expressed or implied (A) with respect to the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements or (B) as to the accuracy or completeness of any information regarding the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements furnished or made available to Purchaser and its representatives and (ii) no Purchaser Indemnitee will have any claim or right to indemnification pursuant to this Article IX and none of Seller, any of its affiliates or any other person will have or be subject to any Liability to any Purchaser Indemnitee or any other person with respect to any information, documents or materials furnished by Seller, any of its affiliates or any of their respective officers, directors, employees, agents or advisors to Purchaser, including the Confidential Information Memorandum dated May 2015, the Due Diligence Assistance Report dated June 18, 2015 prepared by KPMG LLP and any information, documents or materials made available to Purchaser and its representatives in certain “data rooms”, management presentations or any other form in expectation of the transactions contemplated hereby or by the Ancillary Agreements (it being understood that this clause (ii) does not supersede or otherwise affect the representations and warranties of Seller specifically contained in Article III of this Agreement, the certificate delivered pursuant to Section 7.02(e)  or any representations and warranties expressly set forth in the Transition Services Agreement, the Co-Manufacturing Agreement or the Intellectual Property License).  Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that, except as expressly set forth in Article III of this Agreement, the certificate delivered pursuant to Section 7.02(e) or in any representations and warranties expressly set forth in the Transition Services Agreement, the Co-Manufacturing Agreement or the Intellectual Property License, neither Seller nor any of the Seller Parties has made or makes any representations or warranties relating to the maintenance, repair, condition, design, performance or marketability of any Transferred Asset, including merchantability or fitness for a particular purpose.

(e)                                  Each of Purchaser and Seller further acknowledges and agrees that, should the Closing occur, the sole and exclusive remedy of the Purchaser Indemnitees and Seller Indemnitees with respect to any and all claims relating to this Agreement, the Ancillary Agreements, the Business, the Transferred Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities or the transactions contemplated hereby or by the Ancillary Agreements (other than (i) claims of, or causes of action arising from, intentional fraud of the other party, (ii) claims for injunctive relief or specific performance in accordance with Section 12.14, and (iii) any remedies expressly provided for in the Transition Services Agreement, the Co-Manufacturing Agreement or the Intellectual Property License) will be pursuant to the indemnification provisions set forth in this Article IX. Notwithstanding anything to the contrary, but without limiting any remedies expressly provided for in the Co-Manufacturing Agreement, in no event will the aggregate liability of Seller and its affiliates or the aggregate liability (in addition to the Purchase Price) of Purchaser and its affiliates, on the other hand, under, arising from or in connection with this Agreement, the Ancillary Agreements (other than the Co-Manufacturing Agreement) or in connection with the transactions contemplated hereby or thereby, regardless of Theory of Liability asserted, exceed an amount equal to the Purchase Price actually received by Seller and its affiliates.

(f)                                   Notwithstanding anything to the contrary contained in this Agreement, with respect to any Losses that are indemnifiable by Seller under this Agreement arising under any Environmental Law or otherwise relating to Hazardous Materials or other environmental matters: (i) Seller will have the right, but not the obligation, to manage and assume the control of any investigation, cleanup or other responsive or remedial action (“Remedial Action”) associated with any such Losses (provided that Seller will provide Purchaser with a reasonable opportunity to comment on all work plans relating to any such Remedial Action and Seller will consider incorporating such comments in good faith), (ii) Purchaser will provide Seller and its consultants with access to the Transferred Real Property that may be reasonably necessary in connection with such management and control and (iii) no Purchaser Indemnitee will have any right to indemnification for such Losses to the extent such Losses (A) are not required to or exceed the cost to comply with the minimum applicable requirements under applicable Environmental Law in effect as of the Closing (including, in the case of any Remedial Action, the minimum applicable cleanup standards and the use of commercially reasonable risk-based remedies, engineering controls and land use restrictions, taking into account the continued operation of the property for commercial or industrial purposes, as used as of the Closing; provided, however, that the application of such remedies, controls and restrictions satisfy the requirements of all applicable Environmental Laws and common law interpretations thereof and any applicable Judgment) or (B) (1) arise from or relate to any contribution to or exacerbation of such Losses by Purchaser or its affiliates on or after the Closing Date, (2) are caused by (but not simply revealed in connection with) any change in use of, closure of or cessation of operations at any of the Transferred Real Property on or after the Closing Date, (3) arise from or relate to any investigation, sampling, remedial action or reporting to any Governmental Entity on or after the Closing Date unless such investigation, sampling, remedial action or reporting is required by applicable Environmental Law or common law interpretation thereof or any applicable Judgment, (4) arise from or relate to any maintenance, repair, replacement or upgrade of any Equipment, part or other Transferred Asset that has reached the end of its useful life or (5) arise from or relate to any maintenance, repair, removal or abatement of asbestos at or in any facility or building materials unless such maintenance, repair, removal or abatement is required by applicable Environmental Law or common law interpretation thereof or any applicable Judgment.

9.05                                           Calculation of Indemnity Payments.  The amount of any Loss for which indemnification is provided under this Article IX will be net of any amounts actually received by the Indemnified Party under third party insurance policies and any indemnity, contribution or other similar payment actually received by the Indemnified Party in each case with respect to such Loss. In addition, the amount of any Loss for which indemnification is provided under this Article IX will be net of any Tax benefit actually realized (in the form of a cash refund or reduction in cash Taxes otherwise payable) as a result of such Loss by the Indemnified Party in the taxable year such Loss is incurred or the immediately succeeding taxable year. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. In computing the amount of any such Tax benefit actually realized, such Tax benefit shall be net of any Tax detriment arising from the receipt of any indemnification payment.  Upon making any indemnification payment under this Article IX, the Indemnifying Party will, to the extent of such indemnification payment, be subrogated to all rights of Indemnified Party against any third person in respect of the Loss to which the indemnification payment related.  Without limiting the generality or effect of any other provision hereof, each such Indemnified Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

9.06                                           Effect of Materiality Qualifiers.  For purposes of calculating the amount of Losses incurred out of or relating to any breach of a representation or warranty, and for purposes of determining whether or not a breach has occurred, Materiality Qualifiers shall be disregarded.

9.07                                           Tax Treatment of Indemnification.  For all Tax purposes, Purchaser and Seller agree to treat (and will cause each of their respective affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination by the U.S. Internal Revenue Service (the “IRS”) (which determination will include the execution of an IRS Form 870, Form 870-AD or successor forms) or the applicable Taxing Authority provides otherwise.

ARTICLE X
TAX MATTERS

10.01                                    Allocation of Certain Taxes.  In the case of any Straddle Period, (a) Property Taxes for the Pre-Closing Tax Period will be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and will be a Retained Liability, and (b) Property Taxes for the Post-Closing Tax Period will be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period in the Post-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and will be an Assumed Liability.  The party that has the primary obligation to do so under Applicable Law will file any Tax Return that is required to be filed in respect of Taxes described in this Section 10.01, and such party will pay the Taxes shown on such Tax Return and provide a copy of such Tax Return to the other party.  To the extent any portion of such Taxes paid by Purchaser (or any refund of Taxes received by Purchaser) is allocable to the Pre-Closing Tax Period, or any portion of such Taxes paid by Seller (or any refund of Taxes received by Seller) is allocable to the Post-Closing Tax Period, Purchaser or Seller (as applicable) will pay to the other party such proportionate amount promptly after the payment of such Taxes (or the receipt of any such refund).

10.02                                    Tax Matters.  (a)  At least 14 business days before the Closing, Seller will provide Purchaser with a proposed allocation of the total consideration (including Liabilities assumed, to the extent appropriate under Applicable Law) among (i) each of Seller and each of the Seller Parties and (ii) among the Transferred Assets (collectively, the “Preliminary Allocation”).  If Purchaser does not agree with the Preliminary Allocation prepared by Seller, Seller and Purchaser will use good faith efforts to agree on a revised Preliminary Allocation before the Closing Date.  If the parties cannot agree on the Preliminary Allocation prior to the Closing, the Preliminary Allocation as prepared by Seller shall be used for allocating the total consideration pursuant to this Agreement at the Closing. The amounts determined under this Section 10.02(a) will be used for all relevant purposes at Closing, including the allocation of payment of the Purchase Price between Seller Parties and calculation of Transfer Taxes required to be collected on the Closing Date.

(b)                                 Within 45 calendar days after the Closing, Seller will provide Purchaser a proposed allocation (the “Asset Allocation”) prepared in consultation with Purchaser and on a separate basis and for each of Seller and each of the Seller Parties, and in accordance with Section 1060 of the Revenue Code, the Treasury Regulations promulgated thereunder and any similar provision of Applicable Law, of the total consideration (including Liabilities assumed, to the extent appropriate under Applicable Law) among the Transferred Assets.  Within 40 calendar days of receipt of the Asset Allocation, the Purchaser will either (i) consent to such Asset Allocation or (ii) notify Seller in writing that Purchaser objects to one or more items reflected in the Asset Allocation.  In the event of any such objection, Seller and Purchaser will negotiate in good faith to resolve such dispute.  If Seller and Purchaser agree on the Asset Allocation (including any revised Asset Allocation), then such agreed Asset Allocation will become final and binding upon the parties.  If Seller and Purchaser are unable to resolve any dispute with respect to the Allocation within 90 calendar days after the delivery of the Asset Allocation to Purchaser, then either party may submit such dispute to be resolved by an impartial nationally recognized firm of independent certified public accountants mutually appointed by Purchaser and Seller, and such resolution (and the resulting Asset Allocation) will be final and binding upon the Parties.  The fees and expenses of such accounting firm will be borne equally by Purchaser and Seller.

(c)                                  The Parties agree for U.S. federal income tax purposes, the combined effect of this Agreement and the Intellectual Property License shall be characterized as the retention by Seller of all economic benefits to the Licensed Intellectual Property in the Territory (as those terms are defined the Intellectual Property License), and the value of the Transferred Assets shall not include the value of the Licensed Intellectual Property in the Territory.  Accordingly, for U.S. federal income tax purposes, no portion of the Purchase Price, under section 1060 of the Revenue Code, shall be allocated to the Licensed Intellectual Property in the Territory.  In addition, for greater certainty, no amount shall be allocated to the obligations of the Seller pursuant to Section 11.08 (Non-Competition and Non-Solicitation).

(d)                                 Any adjustments to the Purchase Price will be reflected in an updated Asset Allocation schedule and further allocated in accordance with the agreement or resolution reached as set forth in Section 10.02(b).

(e)                                  Seller (and its affiliates) and Purchaser (and its affiliates) shall (i) file all Tax Returns, including IRS Form 8594 (and any similar forms under applicable state, local or foreign Law) consistent with the final versions of the Asset Allocation described in this Section 10.02, and (ii) not take any position in any income Tax audit or examination that is inconsistent with the with such final versions of the Asset Allocation.

10.03                                    Transfer Taxes.  (a)  Seller and Purchaser will cooperate in timely making all filings, returns, reports, elections and forms as may be required in connection with either party’s payment of Transfer Taxes.  Seller and Purchaser, as appropriate, will execute and deliver, and Seller will cause each of the Seller Parties, as appropriate, to execute and deliver, all instruments and certificates reasonably necessary to enable the other party to comply with any filing requirements relating to any such Transfer Taxes.

(b)                                 Prior to the Closing (and thereafter in connection with any subsequent Transfer Tax payments that may be due), the Purchaser and Seller shall cooperate in good faith to jointly identify those Transfer Taxes (including value-added or similar taxes) or portion thereof for which the Purchaser would reasonably be expected to benefit from a refund or credit after the Closing, all of which Transfer Taxes shall be paid solely by the Purchaser.  Purchaser and Seller will each be responsible for 50% of all other Transfer Taxes not addressed by the immediately preceding sentence.  Any adjustment to any such Transfer Taxes (including any refund or additional amounts due as a result of the final Asset Allocation) shall be allocated in accordance with the foregoing.  Any Transfer Taxes due on the Closing Date will be paid by Purchaser on the Closing Date, and Seller will reimburse Purchaser for Seller’s portion of such Transfer Taxes at the Closing.  Subject to the first sentence of this Section 10.03(b), any Transfer Taxes due after the Closing Date will be paid by the party assessed by the applicable Taxing Authority for such Transfer Taxes, and the other party will, within 5 business days of receiving documentation of the payment thereof, reimburse the paying party for such non-paying party’s portion of such Transfer Taxes.  Each of Seller and Purchaser will use, and each will cause the Seller Parties or Purchaser Parties (as applicable) to use, reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other party in providing any information and documentation that may be necessary to obtain such exemption.  Purchaser and Seller agree to treat (and will cause each of their respective affiliates to treat) any payment of Transfer Taxes (or any portion thereof) made by Seller and/or Purchaser under this Section 10.03(b), without being the liable party in accordance with Law, as an adjustment to the Purchase Price.

10.04                                    Cooperation.  Seller and Purchaser agree to retain all records relating to the finances and Taxes of the Transferred Assets for all Pre-Closing Tax Periods until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate.  Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.  Seller and Purchaser shall cooperate in obtaining any clearance certificates or similar documents from any applicable Taxing Authority that are required or permitted with respect to the transactions contemplated by this Agreement.

10.05                                    Certain Elections

(a)                                 At the request of any Seller Party, Purchaser or the applicable Purchaser Party will duly and timely make and file the following tax elections jointly with the appropriate Seller Party in prescribed or other acceptable form and within the prescribed time limits, (i) an election pursuant to section 56.4 of the Income Tax Act (Canada); and/or (ii) an election pursuant to subsection 20(24) of the Income Tax Act (Canada).

(b)                                 If applicable (as determined by the appropriate Seller Party and the appropriate Purchaser Party), the appropriate Seller Party and the appropriate Purchaser Party will jointly elect upon Closing, in prescribed manner and form pursuant to Section 167 of the Excise Tax Act (Canada) that no tax be payable pursuant to Section 167(1) of the Excise Tax Act (Canada) with respect to the purchase and sale of the Transferred Assets hereunder.  If applicable, (as determined by the appropriate Seller Party and the appropriate Purchaser Party), the appropriate Seller Party and the appropriate Purchaser Party will jointly elect upon Closing, in prescribed manner and form pursuant to any corresponding provisions of any Canadian provincial legislation imposing a similar value added or multi-stage tax with respect to the purchase and sale of the Transferred Assets hereunder.  The appropriate Purchaser Party shall timely file the said election form(s).  The appropriate Purchaser Party agrees to indemnify and save harmless the appropriate Seller Party from and against any and all Tax and associated costs (including any reasonable legal fees to investigate and/or dispute such assessment) which may become payable or remittable by, or assessed against, the appropriate Seller Party if it is ultimately determined that any such election is not applicable.

ARTICLE XI
ADDITIONAL AGREEMENTS

11.01                                    Publicity.  From the date of this Agreement through the Closing, no public release or announcement concerning the transactions contemplated hereby will be issued by any party without the prior consent of the other party (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be required by Applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement will, to the extent practicable, use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (a) each of the parties or their affiliates may make one or more releases or announcements (including filing this Agreement and any Ancillary Agreement with the U.S. Securities Exchange Commission or other foreign securities exchange) in connection with the execution of this Agreement, so long as such party permits the other party reasonable notice and time to review any such release or announcement in advance of such issuance and (b) each of the parties may make internal announcements to their respective employees that in each case are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.  Seller acknowledges that Purchaser’s affiliates may be required to disclose the material terms of this Agreement in, and file a copy of this Agreement as an attachment to, a Current Report on Form 8-K filed with the Securities and Exchange Commission.

11.02                                   No Use of Certain Names

(a)                                 Purchaser will, and will cause its affiliates and the Business, promptly, and in any event within 180 days after the Closing, to revise signage, stationery, print advertising, product labeling and all other information or other materials, including any internet or other electronic communications vehicles, to delete all references to the Excluded Marks and otherwise discontinue use of the Excluded Marks except as otherwise permitted by this Section 11.02; provided, however, that that the foregoing shall not restrict Purchaser, any of its affiliates, or the Business from (a) for a period of 180 days after the Closing, continuing to distribute product literature relating to the Business that uses any of the Excluded Marks to the extent such product literature exists as of Closing and (b) continuing to use and distribute Transferred Inventory and Inventory produced by Seller or co-packed under Seller’s direction pursuant to the Transition Services Agreement in each case bearing marks as of the last day of the final Transition Period (as defined under the Transition Services Agreement) for up to one year following the end of the final Transition Period, notwithstanding that such Inventory bears one or more of the Excluded Marks.  In no event will Purchaser, any of its affiliates or the Business use any of the Excluded Marks after the Closing in any manner or for any purpose different from the use of such Excluded Marks by Seller and the Seller Parties during the 90-day period preceding the Closing.

(b)                                 Following the Closing, Seller shall cause Gigante Verde S. de R.L. de C.V. and each other affiliate of the Seller whose corporate, limited liability company, doing business as or other name includes the words “Green Giant” (in any language), or any variant thereof, to change its corporate name, limited liability company, doing business as or other name, as the case may be, effective as promptly as practicable following the Closing Date to a name that does not include “Green Giant” (in any language), or any variant thereof, except in each case as permitted by the Intellectual Property License.  For the avoidance of doubt, the parties acknowledge that Green Giant International, LLC, a Delaware limited liability company and affiliate of the Seller, utilizes the “Green Giant” name in connection with activities permitted under the Intellectual Property License and, subject to compliance with the Intellectual Property License, may continue to do so notwithstanding this Section 11.02(b).

11.03                                    Support Services.  Purchaser acknowledges that as of the Closing, neither Seller nor any of its affiliates will have any obligation to provide any support or other services to Purchaser relating to the Business other than those services expressly required to be provided pursuant to the Transition Services Agreement in the form attached hereto as Exhibit B (the “Transition Services Agreement”) and the Co-Manufacturing Agreement, which agreements will be entered into as of the Closing.

11.04                                    Post-Closing Information.  Following the Closing, upon reasonable written notice, Purchaser will afford or cause to be afforded to Seller and its affiliates and their respective employees, counsel, auditors and representatives reasonable access to the personnel, properties, books, Contracts, commitments and records relating to the Business, for any reasonable business purpose, including in respect of litigation, insurance matters, financial reporting and accounting of Seller and its affiliates; provided, however, that such access does not unreasonably disrupt the normal operations of Purchaser or any of its affiliates. Nothing contained in this Section 11.04 shall oblige any party or any party’s affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

11.05                                    Books and Records.  Purchaser will retain the books and records of the Business existing as of the Closing for no less than seven years after the Closing. Purchaser recognizes that certain books and records may contain information relating to subsidiaries, divisions or businesses of Seller and its affiliates other than the Business and that Seller and its affiliates may, subject to Seller’s obligations under Section 11.14, retain copies thereof.

11.06                                    Credit and Performance Support Obligations.  Purchaser agrees to use commercially reasonable efforts to cause Seller and Seller Parties to be absolutely and unconditionally relieved on or before the Closing Date of all Liabilities arising out of the guaranties, letters of credit, performance bonds and other similar items issued and outstanding in connection with or for the benefit of the Business or in respect of the Transferred Asset, including those that are set forth on Section 11.06 of the Seller Disclosure Letter, including by causing one or more of Purchaser or its affiliates to be substituted in all respects for Seller and Seller Parties in respect of such Liabilities. To the extent Seller and Seller Parties is not absolutely and unconditionally relieved of all such Liabilities on or before the Closing Date, Purchaser agrees to continue to use commercially reasonable efforts to absolutely and unconditionally relieve Seller and Seller Parties of all such Liabilities as promptly as practicable after the Closing Date.

11.07                                    Refunds and Remittances.  (a)  After the Closing, if Seller or any of its affiliates receives any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly will remit, or will cause to be remitted, such amount to Purchaser at the address set forth in Section 12.04.  After the Closing, if Purchaser or any of its affiliates receives any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its affiliates in accordance with the terms of this Agreement, Purchaser promptly will remit, or will cause to be remitted, such amount to Seller at the address set forth in Section 12.04.  After the Closing, if Purchaser or any of its affiliates receives any refund or other amount which is related to Claims, litigation, insurance or other matters for which Seller is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Purchaser promptly will remit, or cause to be remitted, such amount to Seller at the address set forth in Section 12.04.  After the Closing, if Seller or any of its affiliates receives any refund or other amount which is related to Claims, litigation, insurance or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly will remit, or cause to be remitted, such amount to Purchaser at the address set forth in Section 12.04.

(b)                                 Purchaser agrees to reimburse Seller and the Seller Parties, dollar for dollar, if any customer of Seller or any Seller Party offsets any cost related to the Business or the Purchased Assets (except to the extent such cost constitutes a Retained Liability) against accounts payable by such customer to Seller or such Seller Party.  Purchaser will pay Seller or such Seller Party promptly following receipt of notice of any such offset by a customer (together with supporting documentation).  From and after the Closing, Seller will retain the right and authority to collect for its own account all Retained Receivables and other related items that are included in the Excluded Assets and to endorse any checks or drafts received with respect to any Retained Receivables or other related items that are included in the Excluded Assets.  Purchaser will deliver to Seller any cash or other property received or otherwise possessed directly or indirectly by Purchaser or its affiliates with respect to the Retained Receivables or other items that are included in the Excluded Assets.

(c)                                  Seller agrees to reimburse Purchaser and its affiliates, dollar for dollar, if any customer of Purchaser or any of its affiliates offsets any Retained Liability against accounts payable by such customer to Purchaser or such affiliate.  Seller will pay Purchaser or such affiliate promptly following receipt of notice of any such offset by a customer (together with supporting documentation).

11.08                                    Non-Competition and Non-Solicitation.  (a)  For purposes of this Agreement:

“Competing Activities” means the business of manufacturing (or having manufactured), packaging, marketing, distributing or selling Competing Products for sale in the Restricted Territory.

“Competing Products” means (i) Frozen Vegetables and (ii) Shelf Stable Vegetables.

“Frozen Vegetables” means vegetables (including vegetables with flavoring ingredients) that are frozen and packaged.

“Permitted Activities” means (i) the business of manufacturing (or having manufactured), packaging, marketing, distributing or selling Competing Products, including Competing Products using the Intellectual Property subject to the Intellectual Property License, outside the Restricted Territory (the “Extraterritorial Business”), (ii) the “Cascadian Farms” branded business of Seller and its affiliates, (iii) the “Muir Glen” branded business of Seller and its affiliates, (iv) the business of manufacturing (or having manufactured), marketing, distributing or selling bulk size products, including Competing Products, to foodservice or institutional customers and (v) the business of manufacturing (or having manufactured), marketing distributing or selling, or any other activities related to, any of the following:  (A) beverages, juices, oils, preserves, jams, jellies, dressings, dips, purees, sauces, soups, broths, stocks and stews of any kind, (B) fruits and fruit products, (C) nuts (including tree nuts, peanuts and other produce marketed as nuts) and nut products, (D) herbs, spices, extracts and flavorings of any type, and any other food or drink additives used for flavoring or coloring, (E) products (including baked beans, pickled vegetables, french fries, salsas, dips, mashed and casserole potatoes (including tater tots)) that, by virtue of their preparation or marketing, are not commonly viewed as an alternative to fresh vegetable produce, (F) packaged meals, snacks and entrees of any kind, (G) Frozen Vegetables or Shelf Stable Vegetables included as a non-primary component in a recipe kit or packaged meal, and (H) snack chips or crisps comprised in whole or part of vegetables.

“Restricted Period” means a period beginning on the Closing Date and ending on the second anniversary thereof.

“Restricted Territory” means Mexico, Canada and United States of America (but including only the 50 states, the District of Columbia and Puerto Rico).

“Shelf Stable Vegetables” means fresh vegetables (including vegetables with flavoring ingredients) that are thermally processed, hermetically or aseptically sealed in metal cans, glass jars, plastic or cardboard containers, aseptic cartons or retort pouches and shelved at room temperature.

(b)                                 Except for the Permitted Activities, during the Restricted Period, Seller will not, and will ensure that each of its affiliates will not, directly or indirectly, as owner, operator, contractor, consultant, partner, joint venture or otherwise, engage in Competing Activities; provided, however, that Seller and any of its affiliates may own or acquire, directly or indirectly, (i) the securities of any person that engages in any of the Competing Activities if Seller and its affiliates do not, directly or indirectly, collectively own more than 20% of the aggregate outstanding equity securities of such person and (ii) any person (or any business acquired from any such person) that engages in any of the Competing Activities if such Competing Activities (other than Permitted Activities) account for less than 15% of the consolidated annual revenues or assets of such person.  Notwithstanding anything to the contrary herein, the parties hereby acknowledge (1) that de minimis quantities of Competing Products sold by Seller and its affiliates outside the Restricted Territory may be independently resold, marketed or distributed by third parties in the Restricted Territory and (2) that Seller and its affiliates will not have any obligation to prevent or liability to Purchaser whatsoever in connection with or as a result of any such third party actions.

(c)                                  During the Restricted Period, Seller will not, and will ensure that each of its affiliates will not, directly or indirectly, engage, solicit, induce or attempt to engage, solicit or induce, whether or not for consideration, any Transferred Irapuato Employee who is on the date of Closing classified by Seller as a “Level 17” (manager level) or higher and who is employed by Purchaser primarily in connection with the Business at the Irapuato Property, unless (i) such person is terminated by Purchaser or (ii) more than 90 days shall have passed since such person terminated his or her employment with the Business.  The foregoing covenant shall not prevent general solicitations for employees or public advertisements of employment opportunities (including, without limitation, any recruitment efforts conducted by any recruitment agency), provided that such general solicitations, public advertisements and recruitment efforts are not directed at any such Transferred Irapuato Employee.

(d)                                 Notwithstanding anything in Section 11.08(b) to the contrary, none of Seller and any of its affiliates will be prevented from (i) engaging in or having an ownership interest in any business in the Permitted Activities and any other business which it currently engages or has an ownership interest (including any such business that manufactures, markets, distributes or sells Competing Products), (ii) engaging in or having an ownership interest in any business that undertakes activities permitted under the Intellectual Property License, or (iii) engaging in or having an ownership interest in any business that supplies goods or services primarily to Seller or its affiliates.

(e)                                  Purchaser acknowledges that certain of the Irapuato Business Employees possess material, non-public possess material, confidential information regarding operations of General Mills other than the Business.  Without limiting Section 5.03, Purchaser agrees that, until the second anniversary of the Closing Date, (i) Purchaser will establish appropriate safeguards to ensure that Purchaser and its affiliates and representatives do not receive or have access to confidential information about such other operations from or on account of the persons listed on Section 11.08(e) of the Seller Disclosure Letter (the “Restricted Employees”), (ii) the Restricted Employees shall not in any way be employed or engaged by, or otherwise be involved in, the operations of Purchaser and its affiliates relating to Purchaser’s “Ortega” brand (except to the extent related to Shelf Stable Vegetables and Frozen Vegetables), (iii) any information relating to the retained business that Purchaser obtains from any Restricted Employee will be treated as confidential, proprietary information of Seller and will be kept confidential in accordance with the Confidentiality Agreement, and not used or disclosed by, Purchaser or its affiliates and (iv) Seller shall be entitled to enforce the provisions of any existing confidentiality or non-compete provisions with the Restricted Employees, as they relate to the subject matter of this Section 11.08(e).

(f)                                   Each party recognizes that the territorial, time and scope limitations set forth in the applicable provisions in this Section 11.08 are reasonable and are properly required for the protection of the other party’s legitimate interests in client relationships, goodwill and trade secrets, and in the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, Purchaser and Seller agree to submit to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances, and in its reduced form, such provision shall then be enforceable and shall be enforced.

(g)                                  For the avoidance of doubt, this Section 11.08 may be enforced as provided in Sections 12.10 and 12.14.

11.09                                    Belvidere Equipment. Purchaser acknowledges that (a) certain of the Transferred Equipment is located at the Belvidere Facility (which is an Excluded Asset) (such Transferred Equipment, together the “Belvidere Equipment”), (b) for a limited period of time following the Closing, the Belvidere Equipment will be maintained and operated for the Business by Seller and its affiliates, and (c) Purchaser will be required to remove the Belvidere Equipment from the Belvidere Facility, in each case as and to the extent provided by the Transition Services Agreement and the Co-Manufacturing Agreement.

11.10                                    Universal Product Codes.  Subject to the restrictions set forth below, and to the extent permitted by GS1 US, Purchaser will have a limited right to use the Universal Product Codes of Seller and the Seller Parties that, as of the Closing Date, appear on the existing Product packaging of the Business (the “Licensed UPCs”); provided, however, that (a) the right to use the Licensed UPCs is non-exclusive with respect to the manufacturer codes, and (b) the scope of the right is limited to utilizing the Licensed UPCs solely for the Products utilizing existing packaging designs, (c) Purchaser will not make new Product packaging designs that utilizes any of the Licensed UPCs, and (d) Purchaser will not use the Licensed UPCs in any other manner without the prior written consent of Seller.  The limited license contained in this paragraph will expire 18 months after the Closing Date.

11.11                                    Return of Confidential Information.  Promptly after the Closing, Seller (or its financial advisor, as applicable) shall request in writing the return or destruction of all confidential information of the Business provided to any person in connection with such other person’s interest in a possible transaction to acquire the Business (or any portion thereof).

11.12                                    Financial Information Cooperation.  From and after the Closing Date (provided that Seller shall use commercially reasonable efforts to begin compliance with this covenant as soon as practicable after the date of this Agreement) until the earlier of the date the financial statements contemplated by this Section 11.12 are completed or the 75th day after the Closing, Seller shall cooperate in a commercially reasonable manner with Purchaser in facilitating the preparation, review and audit of financial statements and other financial information regarding the Business that is required to be included in the financial reports and other public disclosures of Purchaser’s affiliates pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act in connection with the transaction contemplated hereby.  Such cooperation shall include commercially reasonable assistance with the preparation of financial statements and all other financial information reasonably necessary for the accounting firm responsible for reviewing and auditing such financial statements to perform its review and audit, including the execution and delivery by Seller of a customary representation letter to such accounting firm (if and to the extent reasonably required by such accounting firm and reasonably acceptable to Purchaser).  Seller shall use its commercially reasonable efforts to provide such cooperation in a timely manner such that the preparation of the financial statements and other financial information can be completed and the audit report thereon delivered to Purchaser no later than 60 days after the Closing Date.  The accounting firm responsible for the review and audit of such financial statements shall be KPMG LLP unless otherwise determined by Purchaser.  All out-of-pocket costs and expenses incurred in connection with this Section 11.12 shall be paid by Purchaser.

11.13                                    Further Assurances.  After the Closing, each party shall take such further actions and execute such further documents as may be reasonably necessary or reasonably requested by the other party (including with respect to information held by Seller or the Seller Parties and their agents in respect of regulatory filings for Transferred Intellectual Property) in order to effectuate the intent of this Agreement and to provide such other party in all material respects with the intended benefits of this Agreement and the Ancillary Agreements.

11.14                                    Post-Closing Confidentiality.  From and after the Closing Date until the six-year anniversary of the Closing Date, Seller will, and will cause Seller Parties and their respective affiliates to, keep confidential and protect, and will not divulge, any and all information solely concerning the business and affairs of the Business, including the Transferred Assets and Assumed Liabilities, that is not generally known to the public or within the industry in which Seller, Seller Parties and their respective affiliates operate.

11.15                                    Archival Copy of Data Room.  Promptly following the Closing, Seller shall use commercially reasonable efforts to deliver to Purchaser a DVD, CD, flash drive or similar electronic storage medium containing the documents that Purchaser has previously been granted access in the “data room” created and maintained by Seller in connection with Purchaser’s review of the Business.

11.16                                    Bulk Transfer Laws.  Purchaser hereby waives compliance by Seller and the Seller Parties with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the Acquisition.  Failure to comply with such laws shall not derogate Seller’s obligations under this Agreement with respect to Excluded Liabilities.

11.17                                    Guarantee.  (a)  Guarantor absolutely, unconditionally and irrevocably guarantees to Seller the due and punctual payment and performance of, and compliance by Purchaser and the Purchaser Parties with all payment obligations set forth in

Section 2.02(b) and other obligations of any Purchaser Party under this Agreement (the “Guaranteed Obligations”).

(b)                                 Guarantor guarantees that the Guaranteed Obligations will be satisfied strictly in accordance with the terms of this Agreement. The liabilities and obligations of the Guarantor under or in respect of this Section 11.17 are independent of any liabilities or obligations of the Purchaser Parties under or in respect of this Agreement, and a separate action or actions may be brought and prosecuted against Guarantor to enforce its obligations under this Section 11.17, irrespective of whether any action is brought against any Purchaser Party or whether Purchaser Party is joined in any such action or actions.

(c)                                  Guarantor’s obligations under this Section 11.17 shall not be released or discharged by any or all of the following: (i) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other liabilities or obligations of any Purchaser Party under or in respect of this Agreement; (ii) any express amendment or modification of or supplement to this Agreement, or any assignment or transfer of any of the Guaranteed Obligations; (iii) any failure on the part of any Purchaser Party to perform or comply with this Agreement; (iv) any waiver, consent, change, extension, indulgence or other action or any action or inaction under or in respect of this Agreement; (v) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to Guarantor or any Purchaser Party or their respective properties, or any action taken by any trustee or receiver or by any court in any such proceeding, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; or (vi) any change in the name or ownership of any Purchaser Party or any other person referred to herein.

(d)                                 Guarantor hereby waives (i) notice of acceptance of this guarantee, (ii) presentment and demand concerning the liabilities of Guarantor and (iii) any right to require that any action be brought against Purchaser Party or any other person, or to require that Seller seek enforcement of any performance against Purchaser Party or any other person prior to any action against Guarantor under the terms hereof.

(e)                                  Except as to applicable statutes of limitation, no delay of Seller in the exercise of, or failure to exercise, any rights under this Section 11.17, operate as a waiver of such rights, a waiver of any other rights, or a release of Guarantor from any obligations hereunder.

(f)                                   Guarantor hereby represents and warrants to Seller as follows:

(i)                                     Guarantor is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder.

(ii)                                  Guarantor has full power and authority to execute this Agreement.  Guarantor has taken all action required by its organizational documents to authorize the execution and delivery of this Agreement.  This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

(iii)                               The execution and delivery by Guarantor of this Agreement do not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien upon any of the properties or assets of Guarantor under, any provision of (i) the organizational documents of Guarantor, (ii) any Contract to which Guarantor is a party or by which any of its properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Guarantor or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to have a material adverse effect on the Guarantor’s ability to perform its obligations hereunder.

ARTICLE XII
MISCELLANEOUS

12.01                                    Assignment.  Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned or transferred by any of the parties hereto (including by operation of law in connection with a merger or consolidation of Purchaser, Seller or any Seller Party) without the prior written consent of the other party hereto, except that (a) Purchaser may assign its right to purchase the Transferred Assets and delegate its obligations to assume the Assumed Liabilities hereunder in whole or in part to any of its affiliates, without the prior written consent of Seller, (b) Purchaser may assign its rights and obligations under this Agreement in whole or in part through a collateral assignment to any lender providing financing in connection with the Acquisition without the prior written consent of Seller, and (c) Seller may assign any rights and obligations hereunder to any of its affiliates without the prior written consent of Purchaser.  Notwithstanding the foregoing, absent the express written consent of the other party with specific reference to this provision, each of Seller and Purchaser will remain liable for all of their respective obligations under this Agreement.  Subject to the first sentence of this Section 12.01, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Any attempted assignment or transfer in violation of this Section 12.01 will be void.

12.02                                    No Third-Party Beneficiaries.  Except as expressly provided in Article IX, and for the rights of the Financing Sources in Sections 8.01(e), 12.09, 12.10, 12.12, 12.13 and 12.14 (the Financing Sources being express third party beneficiaries thereof), this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied will give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights, obligations or benefits hereunder.

12.03                                    Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, each of the parties hereto will be responsible for the payment of its own respective costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party.  Purchaser will pay any filing fee required under the HSR Act and any other applicable competition, merger control, antitrust or similar Applicable Law.

12.04                                    Notices.  All notices, requests, permissions, waivers and other communications hereunder will be in writing and will be deemed to have been duly given (a) three business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed by the recipient, (c) when delivered, if delivered personally to the intended recipient, (d) one business day following sending, if sent by overnight delivery via a national courier service and (e) when received, if transmitted in any other manner, in each case, addressed to a party at the following address for such party:

(i)	if to Seller,

General Mills, Inc.
1 General Mills Boulevard
W05-2710
Minneapolis, Minnesota 55426
	Attention:	Chief Financial Officer
	Telephone:	(763) 293-2158
	Facsimile:	(763) 764-7384
	Email:	Don.Mulligan@genmills.com

with a copy to:

General Mills, Inc.
Law Department
1 General Mills Boulevard
W05-1100
Minneapolis, Minnesota 55426
	Attention:	General Counsel
	Telephone:	(763) 764-6722
	Facsimile:	(763) 764-6722
	Email:	Richard.Allendorf@genmills.com

with a further copy to:

Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402

	Attention:	W. Morgan Burns
	Telephone:	(612) 766-7136
	Facsimile:	(612) 766-1600
	Email:	Morgan.Burns@FaegreBD.com

(ii)	if to Purchaser,

B&G Foods North America, Inc.
4 Gatehall Drive
Parsippany, NJ 07054
	Attention:	General Counsel
	Facsimile:	(973) 630-6550
	E-Mail:	scott.lerner@bgfoods.com

with a copy to:

Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
	Attention:	Stephen Leitzell
	Facsimile:	(215) 994-2222
	Email:	stephen.leitzell@dechert.com

or to such other address(es) as will be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 12.04.

12.05                                    Headings; Certain Definitions; Interpretation.  (a)  The descriptive headings of the several Articles and Sections of this Agreement, the Exhibits and Table of Contents to this Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter are inserted for convenience only, do not constitute a part of this Agreement and will not affect in any way the meaning or interpretation of this Agreement.  All references herein to “Articles”, “Sections” or “Exhibits” will be deemed to be references to Articles or Sections hereof or Exhibits hereto unless otherwise indicated.

(b)                                 For all purposes of this Agreement:

“affiliate” of any party means any person or entity controlling, controlled by or under common control with such party.

“Belvidere Facility” means Seller’s production facility located at 915 East Pleasant Street in Belvidere, Illinois.

“Business” means the business of manufacturing (or having manufactured), packaging, marketing, distributing and selling the Products in the United States, Mexico (with respect to manufacturing and packaging only) and Canada, as such business is currently conducted by Seller and the Seller Parties.

“business day” refers to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York, New York or Minneapolis, Minnesota.

“Business Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, individually or when taken together with all other such changes, effects, events, occurrences or states of fact, has a material adverse effect (i) on the business, condition (financial or otherwise) or results of operations of the Business (including the Transferred Assets and Assumed Liabilities), (ii) on the ability of Seller to consummate the Acquisition and/or (iii) the ability of Seller to substantially perform those of its obligations under the Transition Services Agreement and the Co-Manufacturing Agreement that are necessary to avoid Purchaser being deprived of a substantial portion of the benefits of the Acquisition (taking into account the availability of alternative arrangements for the provision of such services and the potential for an adequate monetary remedy for any failure to so perform such obligations).  For purposes of this Agreement, “Business Material Adverse Effect” excludes any change, effect, event, occurrence or state of facts to the extent resulting from (A) changes in Applicable Law or applicable accounting regulations or principles to the extent not materially and disproportionately affecting the Business as compared to other parties in its industries, (B) any outbreak or escalation of hostilities or war or any act of terrorism to the extent not materially and disproportionately affecting the Business as compared to other parties in its industries, (C) changes in the United States, Canadian or Mexican economies, financial markets or geopolitical conditions in general, to the extent not materially and disproportionately affecting the Business as compared to other parties in its industries, (D) changes in industries relating to the Business in general and not specifically relating to the Business (including fluctuations in prices of vegetable inputs), to the extent not materially and disproportionately affecting the Business as compared to other parties in its industries, (E) the failure, in and of itself (that is, this clause (E) will not prevent a determination that any change, effect, event, occurrence or state of facts underlying such failure, as opposed to such failure itself, has resulted in a Business Material Adverse Effect, so long as such underlying change, effect, event, occurrence of state of facts is not otherwise excluded from this definition of Business Material Adverse Effect), of the Business to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics, and (F) the execution or announcement of this Agreement (including the identity of Purchaser) or any of the Ancillary Agreements and the consummation or announcement of the transactions contemplated hereby or thereby (including the threatened or actual impact on relationships of the Business with customers, vendors, suppliers, distributors, landlords or employees).

“Canadian Transfer Instrument” means a transfer instrument, in the form attached hereto as Exhibit E.

“CFIA” means the Canadian Food Inspection Agency.

“Co-Manufacturing Agreement” means a co-manufacturing agreement in the form attached hereto as Exhibit J.

“$” means United States dollars.

“Employer Substitution Agreement” means an employer substitution agreement, in the form attached hereto as Exhibit I.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414 of the Revenue Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“FDA” means the United States Food and Drug Administration.

“Financing Sources” means the Lenders, and any lender, arranger, bookrunner or agent of or under the Financing or the Alternative Financing.

“General Transfer Instrument” means a bill of sale, assignment and assumption agreement, generally effecting the assignment to and assumption by Purchaser of the Purchased Assets and Assumed Liabilities, in the form attached hereto as Exhibit C.

“Hazardous Materials” means petroleum or petroleum products, radioactive materials or wastes, polychlorinated biphenyls and any other hazardous or toxic substances or wastes that in relevant form and concentration is regulated under any Environmental Law.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, except Trade Secrets,  in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from:  patents (including all reissues, divisions, continuations, extensions and reexaminations thereof), patent applications, industrial designs, industrial design applications, plant breeders’ rights registrations, plant breeders’ rights applications, trademarks, trademark registrations, trademark applications, service marks, trade names, domain names, copyrights, copyright registrations, copyright applications and all rights to the foregoing.

“Intellectual Property Assignments” means assignments transferring all of Seller’s right, title and interest in and to the registered Transferred Intellectual Property to Purchaser, in the form attached hereto as Exhibit F and such other forms as may be subsequently agreed by Purchaser and Seller with respect to certain jurisdictions or certain Transferred Intellectual Property.

“Intellectual Property License” means an exclusive, perpetual, transferrable, sublicensable, irrevocable, royalty-free, assignable, sub-licensable license from Purchaser to Seller in the “Licensed Territory” (as defined therein) with respect to the Transferred Intellectual Property/Technology, in the form attached hereto as Exhibit A.

“Inventory Shortfall” means, with respect to each Closing Inventory Amount, (i) if such Closing Inventory Amount falls short of the applicable Inventory Target by more than

2.5% of such Inventory Target, then the amount by which such Closing Inventory Amount is less than such Inventory Target or (ii) otherwise, $0.

“Inventory Surplus” means, with respect to each Closing Inventory Amount, (i) if such Closing Inventory Amount exceeds the applicable Inventory Target by more than 2.5% of such Inventory Target, then the amount by which such Closing Inventory Amount exceeds such Inventory Target, or (ii) otherwise, $0; provided that if the aggregate amount, stated in United States Dollars (with any amount in Canadian Dollars or Mexican Pesos being converted for this purpose using the applicable closing spot exchange rate for the third business day prior to the Closing, as reported by Bloomberg, L.P.), of the Inventory Surpluses minus the aggregate amount of the Inventory Shortfalls is greater than $60 million, then each such Inventory Surplus shall be proportionately reduced until such aggregate amount equals $60 million.

“Inventory Targets” means, subject to adjustment as provided in Section 2.03 of the Seller Disclosure Letter, (i) with respect to the Canadian Closing Inventory Amount, CAD28.2 million (the “Canadian Inventory Target”), (ii) with respect to the Mexican Closing Inventory Amount, MXN138.6 million (the “Mexican Inventory Target”) and (iii) with respect to the U.S. Closing Inventory Amount, $160.4 million (the “U.S. Inventory Target”), as applicable.

“Irapuato Deed” means an escritura pública, transferring the Irapuato Property to Purchaser without any implied warranty, subject to certain easements in favor of Seller and Seller Parties (including for transitional shared use of the existing wastewater treatment facility on the Irapuato Property), in the form attached hereto as Exhibit G.

“knowledge of Seller” means the actual knowledge of (i) Jessica Britton, (ii) Andy Kortkamp, (iii) Lance Paradis, (iv) Nicholas Rhoads (v) Tara Strang and (vi) Ray Joncas, and the knowledge that such individuals would have had after due inquiry of their respective direct reports.

“Le Sueur Deed” means a “limited warranty” deed transferring the Le Sueur Property to Purchaser, in the form attached hereto as Exhibit H.

“Liabilities” means obligations and liabilities of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due.

“Materiality Qualifier” means any reference to “Business Material Adverse Effect,” “Purchaser Material Adverse Effect,” “material” or other materiality qualifications in any representation or warranty in this Agreement, other than any such references contained in any defined term or in Sections 3.04, 3.08(a), 3.12(a), 3.12(h) or 3.13.

“Mexican Transfer Instrument” means a transfer instrument, in the form attached hereto as Exhibit D.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

“ordinary course of business” means, with respect to any person, the ordinary course of business of such person, substantially consistent with such person’s past practice, subject to such day to day, non-structural changes by such person and its affiliates as are reasonably necessary in light of the current operating conditions and developments with respect to such person or its affiliates.

“Outside Date” means December 31, 2015; provided that if all the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied on the Closing Date) have been satisfied (or, to the extent permitted, waived by the party entitled to the benefit thereof) other than the condition in Section 7.01(a), then the Outside Date will be automatically extended to February 29, 2016.

“Permitted Liens” means (i) the Liens described in clauses (i) through (iv) of Section 3.05(a), (ii) easements, covenants, restrictions, rights-of-way and other similar matters, whether or not of record, that do not materially detract from the value of, or materially impair the occupancy or use of, the Transferred Real Property for the purposes for which it is currently used, (iii) any conditions that may be shown by a current, accurate survey or that would be apparent as part of a physical inspection of any Transferred Real Property made before the Closing, (iv) zoning, building and other similar restrictions that are not materially violated by the current use and operation of the Transferred Real Property, (v) Liens that have been placed by any developer, landlord or other third party on property over which Seller or a Seller Party has easement rights and subordination or similar agreements relating thereto, (vi) any Liens set forth in Sections 3.05 or 3.06 of the Seller Disclosure Letter and (vii) any Lien that will be fully discharged at or prior to the Closing.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Products” means (i) the products represented by the SKUs labeled and marketed exclusively under the Brands and any products currently in development by the Business to be marketed under the Brands, including any such products represented by such SKUs or such products currently in development by the Business to be marketed exclusively under the Brands, to the extent reasonably accessible, that may have been previously developed or obtained for use by the Business exclusively under the Brands by Seller or any of the Seller Parties regardless of their use status as of the Closing Date and (ii) unbranded individual quick freeze grain and pasta products of the type currently produced by Seller at the Belvidere Facility.

“Purchaser Related Party” means Purchaser; any former, current or future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, members, managers, management companies, general or limited partners, assignees and affiliates of Purchaser; any former, current or future direct or indirect equity holders, controlling persons, directors, officers, employees, agents, members, managers, management companies, general or limited partners, assignees and affiliates of any of the foregoing; any former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; and the Financing Sources.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, discharge, dispersal, leaching or migration into or through the environment or into any structure.

“Seller Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) whether or not subject to ERISA, and each other plan, arrangement or policy relating to equity compensation, deferred compensation, incentive compensation, severance, fringe benefits or other employee compensation or benefits, in each case, maintained or contributed to or required to be maintained or contributed to by Seller or any of the Seller Parties for the benefit of any Irapuato Business Employees, other than (i) any Multiemployer Plan, (ii) any multiemployer arrangement (other than a Multiemployer Plan) in which Seller or any of the Seller Parties participates for the benefit of any Irapuato Business Employee pursuant to a collective bargaining agreement or (iii) any plan, arrangement or policy mandated by Applicable Law.

“Specified Representations” means the representations and warranties set forth in Sections 3.01 (Organization and Standing), 3.02 (Authority; Execution and Delivery; Enforceability), 3.05(a) (title to Assets Other than Real Property and Intellectual Property), 3.06(c) (title to Real Property), 3.07(a) (title to Intellectual Property), 3.10 (Taxes); 3.21 (Brokerage), 4.01 (Organization and Standing), 4.02 (Authority; Execution and Delivery; Enforceability), 4.06 (Brokerage) and 11.17 (Guarantor).

“subsidiary” of any person means another person, an amount of the voting securities or other voting ownership or voting partnership interests of which sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“USDA” means the United States Department of Agriculture.

(c)           For all purposes hereof, the terms “include”, “includes” and “including” will be deemed followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “will” will be construed to have the same meaning as the word “shall”.  Unless the context clearly indicates otherwise, the word “or” is not exclusive.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms.  Any agreement, instrument or Applicable Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented.  References to a person are also to its permitted successors and assigns.

12.06            Counterparts.  This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person or by facsimile, or by electronic image scan, receipt acknowledged, to the other party hereto.

12.07            Integrated Contract.  This Agreement, including the Seller Disclosure Letter (and the introduction thereto), the Purchaser Disclosure Letter (and the introduction thereto) and the Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 12.13 hereof, the Confidentiality Agreement and the Ancillary Agreements, including the schedules, exhibits and annexes thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any term used in the Seller Disclosure Letter, the Purchaser Disclosure Letter or any Exhibit hereto but not otherwise defined therein will be defined as set forth in this Agreement.  There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder.  In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Letter (and the Introduction thereto), the Purchaser Disclosure Letter (and the Introduction thereto) and the Exhibits hereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules, exhibits and annexes thereto), on the other hand, the provisions of this Agreement will control.

12.08            Severability; Enforcement.  The invalidity, illegality or unenforceability of any portion hereof will not affect the validity, force or effect of the remaining portions hereof.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any Proceeding brought to enforce such restriction.

12.09            Governing Law.  This Agreement and disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) will be governed and construed in accordance with the laws of the State of Delaware, without reference to its conflicts of law principles.

12.10            Jurisdiction.  (a)  Each party irrevocably agrees that any Proceeding against them arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) will be brought exclusively in the Delaware Court of Chancery (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, then any federal court sitting in the State of Delaware located in New Castle County or a court of the State of Delaware located in New Castle County), and irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding.  Each of Purchaser and Seller irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) in any such court and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum.

(b)           Notwithstanding anything in preceding clause (a) to the contrary, each of Seller and Purchaser agrees that it will not bring any legal action, suit or proceeding (whether at law, in equity, in contract, in tort or otherwise) against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related financing), including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof).

12.11            Service of Process.  Each party agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such party’s respective address set forth in Section 12.04 will be effective service of process for any Proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to Section 12.10.

12.12            Waiver of Jury Trial.  Each party hereby waives to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise), including with respect to the Financing Sources and the Debt Commitment Letter.  Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.12.

12.13            Amendments.  This Agreement may be amended, modified, superseded or canceled and any of the provisions hereof may be waived only by an instrument in writing signed by an officer of each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance; provided, however, that Sections 8.01(e), 12.02, 12.09, 12.10, 12.12 and 12.14 hereof and this Section 12.13 may not be amended, modified, superseded, canceled or waived in any manner materially adverse to the rights of the Financing Sources thereunder without the prior written consent of the Financing Sources.

12.14            Specific Enforcement.  (a)  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Subject to Section 12.14(b), it is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the provisions of this Agreement (including the obligation to consummate the Acquisition) in any court of the State of Delaware located in New Castle County or any federal court sitting in the State of Delaware located in New Castle County, this being in addition to any other remedy to which they are entitled at law or in equity, whether pursuant to this Agreement or otherwise.

(b)           Notwithstanding the foregoing or anything herein to the contrary, prior to the valid termination of this Agreement in accordance with Section 8.01, but without limiting the right of Seller to seek payment of the Reverse Termination Fee pursuant to Section 8.01(c) (subject to the limitations set forth in Section 12.14(c) below) or to seek a Judgment of specific performance of Purchaser’s other obligations under this Agreement (including Section 5.05), Seller (but only Seller and none of its affiliates or any other Person) shall be entitled to seek a Judgment of specific performance against Purchaser to fund and consummate the Acquisition, in each case, if and only if each of the following conditions has been satisfied: (A) all of the conditions to Purchaser’s obligations set forth in Section 7.01 and Section 7.02 have been satisfied or (to the extent permitted by law) waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being reasonably capable of being satisfied at the Closing) and (B) either the Financing or Alternative Financing has been funded or is reasonably capable being funded at the Closing in accordance with its terms (taking into account the provisions of Section 5.05).

(c)           For the avoidance of doubt, and, notwithstanding anything to the contrary in this Agreement, (i) in no event shall Seller or any of its affiliates or any person claiming by, through or on behalf of any of them have any rights or claims against any Financing Source in connection with this Agreement, any other Ancillary Agreement, including the Debt Commitment Letter, or the Financing, provided, that nothing herein shall be construed to limit Seller’s rights under Section 12.14(b), (ii) while Seller may pursue both a grant of specific performance as and only to the extent expressly permitted by this Section 12.14 and the payment of the Reverse Termination Fee pursuant to Section 8.01(c), under no circumstances shall Seller be permitted or entitled to receive both effective specific performance actually resulting in the Closing and any portion of the Reverse Termination Fee and (iii) in the event that Seller requests that the Reverse Termination Fee be paid pursuant to Section 8.01(c) and the Reverse Termination Fee is paid pursuant to and in accordance with the terms of Section 8.01(c), Seller shall not be entitled to enforce any provision of this Agreement (other than the Surviving Provisions) or to seek any specific performance of, or any injunctive or similar relief to prevent any breaches or threatened breaches of, any provision of any Ancillary Agreement by Purchaser.

[Signature Pages Follow]

IN WITNESS WHEREOF, Seller has duly executed this Agreement as of the date first written above.

SELLER:

GENERAL MILLS, INC.

By:	/s/ Jeffrey L. Harmening
	Name:	Jeffrey L. Harmening
	Title:	Executive Vice President;
Chief Operating Officer, U.S. Retail

Signature Page

IN WITNESS WHEREOF, each of Purchaser and the Guarantor has duly executed this Agreement as of the date first written above.

PURCHASER:

B&G FOODS NORTH AMERICA, INC.

By:	/s/ Robert C. Cantwell
	Name:	Robert C. Cantwell
	Title:	President and Chief Executive Officer

GUARANTOR:

B&G FOODS, INC.

By:	/s/ Robert C. Cantwell
	Name:	Robert C. Cantwell
	Title:	President and Chief Executive Officer

Signature Page